Registration Statement Number 333-116999

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO FORM S-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Medical Information Technology, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Massachusetts
(State or Other Jurisdiction of Incorporation or Organization)

04-2455639
(I.R.S. Employer Identification No.)

MEDITECH Circle, Westwood, MA 02090, 781-821-3000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

A. Neil Pappalardo
Chief Executive Officer and Chairman
MEDICAL INFORMATION TECHNOLOGY, INC.
MEDITECH Circle
Westwood, Massachusetts 02090
781-821-3000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:
Stephen W. Carr, P.C.
Elisabeth M. Todaro, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
617-570-1000

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is used to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment specifically stating this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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Subject to completion, dated August 4, 2004

The information in this prospectus is not complete and may be changed.

MEDITECH may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

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                      MEDICAL INFORMATION TECHNOLOGY, INC.
                           RECISION OFFER PROSPECTUS
                     UP TO 1,789,593 SHARES OF COMMON STOCK
                          PAR VALUE OF $1.00 PER SHARE
                                AUGUST __, 2004

Medical Information Technology, Inc. (MEDITECH) hereby offers, under the terms and conditions described in this prospectus, to rescind the prior purchase by certain current and former MEDITECH staff members of up to 1,789,593 shares of MEDITECH common stock. This recision offer applies to the prior purchase of such stock during the month of February from 1997 through 2003, at original purchase prices ranging from $12.00 to $22.00 per share. The recision price being offered for such stock is the original purchase price, plus interest, less cash dividends received for such stock.

IN ALL CASES, THE RECISION PRICE BEING OFFERED IS LESS THAN THE ORIGINAL PURCHASE PRICE. IN ADDITION, THE MOST RECENT SALE PRICE OF MEDITECH STOCK WAS $27.00 PER SHARE IN JULY, 2004. THEREFORE, THE BOARD OF DIRECTORS OF MEDITECH UNANIMOUSLY RECOMMENDS YOU DO NOT ACCEPT THIS RECISION OFFER.

There is no public trading market for MEDITECH common stock. MEDITECH is located at MEDITECH Circle, Westwood, Massachusetts 02090 and its telephone number is 781-821-3000.

You are not required to accept this recision offer. If you elect to accept this recision offer for any or all eligible shares of such stock you purchased and still own, you must complete the Recision Acceptance Form attached to this prospectus and submit this form to MEDITECH by 5pm, Eastern daylight time, on September 30, 2004. If your form is not received by then, you will be deemed to have not accepted this recision offer for any or all eligible shares.

Investing in MEDITECH common stock involves risks. See RISK FACTORS REGARDING THIS RECISION OFFER on page __ for a discussion of material risks you should consider before you decide whether to accept or reject this recision offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. MEDITECH is not making an offer to rescind these securities in any state where the offer is not permitted.

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TABLE OF CONTENTS                                                           Page


QUESTIONS AND ANSWERS ABOUT THIS RECISION OFFER                               __

RISK FACTORS REGARDING THIS RECISION OFFER                                    __

ABOUT MEDICAL INFORMATION TECHNOLOGY, INC.                                    __

BACKGROUND FOR THIS RECISION OFFER                                            __

TERMS OF THIS RECISION OFFER                                                  __

CALCULATION OF THE RECISION AMOUNT                                            __

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS                                    __

HOW TO ACCEPT THIS RECISION OFFER                                             __

OTHER IMPORTANT INFORMATION                                                   __

DESCRIPTION OF CAPITAL STOCK                                                  __

LEGAL MATTERS AND EXPERTS                                                     __

INCORPORATION OF DOCUMENTS BY REFERENCE                                       __

HOW TO GET MORE INFORMATION                                                   __

APPENDIX A: Most recent Form 10-K                                             __

APPENDIX B: Most recent Form 10-Q                                             __

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QUESTIONS AND ANSWERS ABOUT THIS RECISION OFFER

Q: What is a recision offer?

A: The issuer of securities may make a recision offer to the purchasers of the securities for their return and refund their purchase price, plus interest, less any income received on the securities, such as cash dividends.

Q: Why is MEDITECH making this recision offer?

A: MEDITECH is making this recision offer because its offer and sale of shares of MEDITECH common stock to its staff members during the month of February from 1997 through 2003 may not have complied with certain federal and state securities registration requirements. In an effort to eliminate or reduce the risk of future claims being made against MEDITECH by the purchasers of these shares or, if made, the amount of any potential liability, MEDITECH is offering to rescind the purchase of the eligible shares the purchasers still own.

Q: Am I obligated to accept this recision offer?

A: No. You are not obligated in any way to accept this recision offer.

Q: What must I do if I do not want to accept this recision offer?

A: You do not need to do anything if you do not want to accept this recision offer. Simply let the offer expire.

Q: What are the consequences to me if I fail to accept this recision offer?

A: If you fail to accept this recision offer, your ownership of MEDITECH common stock will not change, you will continue to receive dividends as declared and your ability to sell these shares will not be adversely affected.

Q: What must I do to accept this recision offer?

A: In order to accept this recision offer, you must complete, sign and submit the Recision Acceptance Form to MEDITECH by the end of September 2004.

Q: How will the amount MEDITECH will pay for the shares I purchased during the month of February from 1997 through 2003 and still own be determined?

A: The amount MEDITECH will pay if you accept this recision offer for shares which you still own will be based on the original purchase price you paid for such shares, plus interest, less cash dividends received for such shares.

BE AWARE THE CASH AMOUNT YOU WILL RECEIVE FROM MEDITECH IF YOU ACCEPT THIS RECISION OFFER FOR SHARES YOU STILL OWN WILL BE LESS THAN THE PRICE YOU PAID WHEN YOU ORIGINALLY PURCHASED THESE SHARES AND WILL ALSO BE LESS THAN THE MOST RECENT SALE PRICE OF $27.00 PER SHARE OF MEDITECH COMMON STOCK.

Q: How will interest be calculated for shares I still own?

A: Interest will be calculated at an annual rate of 6%, the statutory rate under applicable Massachusetts state securities laws, and based on the number of years you have owned the shares.

Q: Why are interest and dividends received not calculated through the expiration date of September 30, 2004?

A: Calculating the recision price to reflect interest and dividends received through the expiration date would further reduce the recision price because dividends received in 2004 will be more than the 6% statutory interest rate.

Q: May I accept this recision offer for only some of the shares which I purchased during the month of February from 1997 through 2003?

A: Yes. If you decide to accept this recision offer for only some of the shares which you purchased during this period and still own, you should clearly indicate for which shares you are accepting this recision offer on your Recision Acceptance Form.

Q: May I still accept this recision offer if I previously have sold some of the shares which I purchased during the month of February from 1997 through 2003?

A: Yes. If you have already sold some of the shares which you purchased during this period, you may accept this recision offer for any or all of the remaining eligible shares you still own.

Q: Where do I mail my acceptance of this recision offer?

A: Send the completed and signed Recision Acceptance Form to:

   Barbara A. Manzolillo, Clerk
   Medical Information Technology, Inc.
   MEDITECH Circle
   Westwood, Massachusetts 02090

Q: What is the deadline for accepting this recision offer?

A: Your acceptance of this recision offer must be received by MEDITECH at the above address no later than 5pm, Eastern daylight time, on September 30, 2004. If your acceptance has not been received by that time, you will automatically be deemed to have not accepted this recision offer.

Q: What will I receive if I accept this recision offer?

A: If you accept this recision offer for any shares which you purchased during the month of February from 1997 through 2003 and still own, your ownership of MEDITECH common stock will be reduced accordingly. A check representing the proceeds to which you are entitled will be mailed to you as soon as feasible after September 30, 2004, the deadline for accepting this recision offer.

Q: May I reject this recision offer?

A: You may reject this recision offer in writing. However under Massachusetts state securities laws your right to rescind your purchase of shares you still own will be extinguished thirty (30) days after your receipt of this prospectus unless you accept this recision offer.

Q: Why is MEDITECH not making a recision offer for shares which I purchased during the month of February from 1997 through 2003 and have already sold?

A: MEDITECH is not making a recision offer for shares you no longer own because, based on the calculation set forth under Massachusetts state securities laws, there are no damages attributable to such shares. Under these laws, you may be able to retain your right to seek damages for such shares no longer owned. However, because the proceeds you received from your sale of such shares exceeded your original purchase price, adjusted for interest and dividends received, there are no damages under the statutory calculation.

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RISK FACTORS REGARDING THIS RECISION OFFER

An investment in MEDITECH common stock involves risks. You should carefully consider the risks and uncertainties described under "Risk Factors Which May Affect Future Results of Operations" in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in MEDITECH's 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission, as may be updated from time to time by future filings under the Securities Exchange Act of 1934, as amended, as well as the other information in this prospectus and in the documents incorporated by reference before making a decision to accept or reject this recision offer.

You should carefully review all of these factors, and you should be aware there may be other factors which are material to MEDITECH or to the value of your shares. If any of these risks actually occur, MEDITECH's business, financial condition or operating results could be materially and adversely affected, and MEDITECH's actual results could materially differ from its expectations. Additional risks and uncertainties which are not yet identified or which MEDITECH thinks are immaterial may also materially harm MEDITECH's business, operating results and financial condition and could result in a complete loss of your investment.

ABOUT MEDICAL INFORMATION TECHNOLOGY, INC.

Medical Information Technology, Inc. (MEDITECH) was founded in 1969 to develop and market information system software for the hospital industry. During 2003 revenue was $270.8M, operating income was $99.7M and net income was $67.4M, up 5.7%, 5.0% and 5.6% compared to the prior year. Product bookings were $158.3M and the resultant product backlog was $114.8M, up 10.2% and 6.8% compared to the prior year. At year end 2003, MEDITECH had more than 2,000 staff members and more than 1,700 active hospital customers throughout the US, Canada and the UK.

MEDITECH is located at MEDITECH Circle, Westwood, Massachusetts 02090 and its telephone number is 781-821-3000. The MEDITECH website is www.meditech.com, but the information on this website does not constitute a part of this prospectus. Additional information regarding MEDITECH, including the audited financial statements and a description of MEDITECH's business, is contained in the 2003 Annual Report on Form 10-K filed with the SEC as may be updated from time to time by future filings under the Exchange Act and in the other documents incorporated by reference in this prospectus.

BACKGROUND FOR THIS RECISION OFFER

During the month of February from 1997 through 2003, MEDITECH offered and sold 1,789,593 shares of MEDITECH common stock to certain of its staff members at prices ranging from $12.00 per share to $22.00 per share in a manner which may not have complied with the registration requirements of certain securities laws.

Under federal and state securities laws, MEDITECH is required to register the shares of MEDITECH common stock offered and sold under certain circumstances. MEDITECH has determined the shares it offered and sold to its staff members during this period were not, but may have been required to have been, registered for sale by MEDITECH in accordance with federal and state securities laws.

Assuming the sales of these shares did not comply with those requirements, the individuals who purchased such shares in those offerings would have the right to return these shares to MEDITECH and obtain a refund equal to the recision amount, as defined below, or if they have sold these shares, to seek damages, if any, resulting from their purchases.

The recision amount payable to an individual who still owns the shares would be the original purchase price, plus interest, less cash dividends received for such shares. Because the dividends received have exceeded the interest, the recision amount is less than the original purchase price. In addition, each year since 1997 the sale price for MEDITECH common stock has steadily increased over that in the prior year to the current price of $27.00 per share. Therefore, MEDITECH does not expect any of these individuals to accept recision for any shares still owned.

Approximately 1,000 current and former MEDITECH staff members are eligible to receive this recision offer. MEDITECH believes certain company officers may be deemed to be "affiliates" of MEDITECH within the meaning of the federal securities laws. Except for shares held by such officers, MEDITECH believes the shares which are the subject of this recision offer are transferable, subject to the restrictions in MEDITECH's charter.

The primary purpose in making this recision offer is to extinguish MEDITECH's contingent liabilities under federal and state securities laws requiring the registration of offers and sales of securities. MEDITECH believes this recision offer will extinguish its liability, if any, for such potential federal and state securities law violations.

This recision offer is not an admission MEDITECH did not comply with federal or state securities registration requirements nor is it a waiver by MEDITECH of any applicable statute of limitations. Statutes of limitations under state laws vary by state, with the limitation time period under many state statutes typically not beginning until the facts giving rise to a violation are known. MEDITECH may assert, among other defenses, in any litigation initiated by a person eligible to participate in this recision offer who accepts or rejects this recision offer, that such person is prevented from asserting such claims.

The above discussion relates to your potential recision rights with respect to the registration requirements under federal and state securities laws and does not address the anti-fraud provisions of applicable federal and state securities laws or rights under common law or equity. MEDITECH suggests you consult with an attorney regarding all of your legal rights and remedies before deciding whether or not to accept this recision offer.

TERMS OF THIS RECISION OFFER

If you are a current or former MEDITECH staff member and purchased shares of MEDITECH common stock from MEDITECH at any time during the month of February from 1997 through 2003, you may FAIL TO ACCEPT the recision offer simply by doing nothing and letting the expiration date lapse.

If you are a current or former MEDITECH staff member and purchased shares of MEDITECH common stock from MEDITECH at any time during the month of February from 1997 through 2003, you may ACCEPT IN WRITING the recision offer for any or all eligible shares you purchased and still own at the recision price for such shares specified in the table set forth below under CALCULATION OF THE RECISION AMOUNT by completing, signing and submitting the Recision Acceptance Form to MEDITECH before the expiration date of this recision offer.

This recision offer will expire at 5pm, Eastern daylight time, on September 30, 2004. After the timely receipt of your completed and signed Recision Acceptance Form and following the expiration date, MEDITECH will promptly send you a check in the amount you are entitled to receive in exchange for the rescinded shares.

If you are a current or former MEDITECH staff member and purchased shares of MEDITECH common stock from MEDITECH at any time during the month of February from 1997 through 2003, you may REJECT IN WRITING the recision offer by submitting a rejection to MEDITECH before the expiration date of this recision offer. However, under Massachusetts state securities laws your right to rescind your purchase of shares you still own will be extinguished thirty (30) days after your receipt of this prospectus even if you reject this recision offer.

MEDITECH is not making a recision offer for any shares you purchased from MEDITECH during the month of February from 1997 through 2003 and ALREADY SOLD, because the damages payable to you, based on the calculation set forth under Massachusetts state securities laws, would be equal to the original purchase price for the applicable shares, increased by an amount equal to 6% interest per annum, and decreased by the amount of cash dividends received through the date you sold such shares. MEDITECH's records indicate, in all cases, the consideration you received when you sold the applicable shares is more than the damages so calculated. Therefore, under Massachusetts state securities laws, you are not entitled to receive any damages for shares already sold.

CALCULATION OF THE RECISION AMOUNT

At the time of the original purchases, most of the persons eligible to receive this recision offer resided in Massachusetts, where the statutory interest rate is currently 6% per annum. Based on the large concentration of recision offerees who resided in Massachusetts, MEDITECH has elected to use an interest rate of 6% per annum.

Calculating the recision price to reflect interest and dividends received through September 30, 2004 would further reduce the recision price set forth in the following table. Therefore, MEDITECH has elected to do the calculation through February 2004.

For any shares you purchased from MEDITECH during the month of February from 1997 through 2003 and STILL OWN, the recision amount payable to you if you accept this recision offer would be equal to the original purchase price for the applicable shares, increased by an amount equal to 6% interest per annum, and decreased by the amount of cash dividends received. The following table lists the original purchase price per share, the annual dividends paid per share, and the recision price per share being offered for each year from 1997 through 2003.

   Date of    Original    Annual    Recision
   Purchase    Price     Dividend    Price
   --------   --------   --------   --------
   Feb 1997    $12.00     $0.84       $8.56
   Feb 1998    $13.50     $0.94      $10.85
   Feb 1999    $14.50     $1.00      $12.37
   Feb 2000    $16.00     $1.16      $14.42
   Feb 2001    $17.00     $1.24      $15.85
   Feb 2002    $19.00     $1.36      $18.35
   Feb 2003    $22.00     $1.56      $21.76

IN ALL CASES, THE RECISION PRICE BEING OFFERED IS LESS THAN THE ORIGINAL PURCHASE PRICE. IN ADDITION, THE MOST RECENT SALE PRICE OF MEDITECH STOCK WAS $27.00 PER SHARE IN JULY, 2004. THEREFORE, THE BOARD OF DIRECTORS OF MEDITECH UNANIMOUSLY RECOMMENDS YOU DO NOT ACCEPT THIS RECISION OFFER.

MEDITECH urges persons receiving this recision offer to carefully read this prospectus and any documents incorporated by reference, and to make an independent evaluation with respect to this recision offer. MEDITECH also suggests you consult with your advisors before you accept or reject this recision offer.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

Before you decide to accept this recision offer, see Exhibit 99.3 to the Registration Statement on Form S-2 of which this prospectus forms a part for a discussion of certain material federal income tax considerations. In addition, you should consult with your own tax advisor with regard to your particular federal and state tax consequences of accepting this recision offer.

HOW TO ACCEPT THIS RECISION OFFER

You are not legally required to accept this recision offer. Acceptance of this recision offer is optional for each current or former staff member who holds shares of MEDITECH common stock purchased during the month of February from 1997 through 2003. If you elect to accept this recision offer, your acceptance must be received by MEDITECH by 5pm, Eastern daylight time, on September 30, 2004 at the following address:

   Barbara A. Manzolillo, Clerk
   Medical Information Technology, Inc.
   MEDITECH Circle
   Westwood, Massachusetts 02090

OTHER IMPORTANT INFORMATION

The shares of MEDITECH common stock rescinded pursuant to this recision offer, if any, will be cancelled. On the day this recision offer expires MEDITECH intends to transfer Temporary Equity to Shareholder Equity and then to account for any shares so rescinded by reducing the amount so paid from Shareholder Equity.

MEDITECH has determined the maximum aggregate amount MEDITECH would be subject to pay as a result of this recision offer is $26.1 million. MEDITECH has sufficient funds available from working capital to pay for the recision of any shares of its stock as a result of this recision offer. Additionally, because the most recent price paid for its common stock exceeds the price payable pursuant to this recision offer in every case, it does not anticipate anyone will accept this recision offer.

MEDITECH will not receive any cash proceeds from this recision offer. MEDITECH common stock subject to this recision offer was originally purchased directly from MEDITECH and MEDITECH received all of the proceeds of such purchases.

DESCRIPTION OF CAPITAL STOCK

MEDITECH's authorized capital stock consists of 1,120 shares of Class A preferred stock, 3,000 shares of Class B preferred stock and 35,000,000 shares of common stock. No other class of capital stock is authorized.

At MEDITECH's founding in 1969 convertible debentures were issued for up to $500,000 of venture capital. In 1972 1,120 shares of Class A preferred stock were issued for $525,000 of additional venture capital. In 1973 2,040 shares of Class B preferred stock were issued in exchange for the then outstanding convertible debentures of $340,000. In 1977 MEDITECH repurchased all outstanding Class A and B preferred stock for $865,000.

At June 30, 2004, there were no outstanding shares of preferred stock, and there have not been any outstanding shares of preferred stock since 1977. MEDITECH's Board of Directors may, without shareholder approval, issue Class A and/or Class B preferred stock. MEDITECH's Board of Directors has no present plans to issue any shares of preferred stock. If any shares of Class A or Class B preferred stock were issued in the future, they would not be entitled to receive any dividends and would have no voting rights, except as provided by law or in connection with the authorization of any class or series of stock which would rank prior to the Class A or Class B preferred.

At June 30, 2004, there were 1,284 shareholders of record of MEDITECH common stock and 34,434,544 shares outstanding. No trading market exists for MEDITECH common stock, and accordingly no high and low bid information or quotations are available. MEDITECH sold 213,221 shares at $26.00 per share during March 2004 pursuant to the 2004 Stock Purchase Plan. Also the MEDITECH Profit Sharing Trust purchased 2,750 shares during February 2004, 2,050 shares during March 2004 and 3,400 shares during May 2004, all at $26.00 per share. It also purchased 1,260 shares during June 2004 and 3,600 shares during July 2004, all at $27.00 per share.

MEDITECH acts as the transfer agent and registrar for its common stock.

The following information relates to shareholder rights contained in MEDITECH's Articles of Organization and By-laws.

   VOTING: Shareholders of MEDITECH common stock have one vote per share. Shareholders are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes cast at a meeting at which a quorum is present, voting together as a single class.

   QUORUM: Holders of a majority of all shares of common stock issued, outstanding and entitled to vote at a meeting shall constitute a quorum, but if a quorum is not present, a lesser number may adjourn the meeting from time to time and the meeting may be held as adjourned without further notice.

   DIVIDENDS: Holders of common stock ratably receive any dividends declared by MEDITECH's Board of Directors, subject to the preferential rights of any preferred stock then outstanding. Dividends may be paid to shareholders in cash or common stock. MEDITECH has paid quarterly cash dividends on its common stock continuously since 1980.

   LIQUIDATION OR DISTRIBUTION OF ASSETS: In the event of a liquidation, dissolution, winding up, or distribution of assets of MEDITECH, all holders of common stock are entitled to share ratably in any assets available for distribution to holders of common stock. If any shares of Class A or Class B preferred stock were issued in the future and were then outstanding, holders of Class A preferred would be entitled to receive an amount equal to $468.75 per share and holders of Class B preferred would be entitled to receive an amount equal to $43.00 per share, in preference to shareholders of any other class of stock of MEDITECH then outstanding.

   OTHER RIGHTS: No shares of common stock are subject to conversion rights or redemption or sinking fund provisions or have preemptive or other subscription rights. If any shares of Class A or Class B preferred stock are issued in the future, the outstanding shares of Class A and Class B preferred stock would be convertible into shares of common stock at the rate of fifty shares of common stock for each share of Class A or Class B preferred stock.

MEDITECH's Articles of Organization provide that the sale, assignment, transfer, pledge or other disposition of any MEDITECH common stock by a shareholder is subject to right of first refusal restrictions. This provision may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by MEDITECH's Board of Directors, including takeovers which particular shareholders may deem to be in their best interests.

MEDITECH's Articles of Organization provide that MEDITECH will indemnify each of its directors and officers (including persons who act at its request as directors or officers of another organization of which MEDITECH owns shares or is a creditor) against all liabilities and expenses incurred in any action, suit, or proceeding except that no indemnification shall be provided to a director or officer with respect to a matter as to which it shall have been adjudicated in any proceeding that such director or officer did not act in good faith in the reasonable belief that his or her action was in MEDITECH's best interests.

MEDITECH is subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction which resulted in the shareholder becoming an interested shareholder, unless:

   prior to the date the shareholder became an interested shareholder, MEDITECH's Board of Directors approves the business combination or transaction which results in the shareholder becoming an interested shareholder; or

   the interested shareholder acquires at least 90% of MEDITECH's outstanding voting stock, excluding shares held by certain of MEDITECH's directors who also serve as officers of MEDITECH and by certain employee stock plans, at the time it becomes an interested shareholder; or

   the business combination is approved by both MEDITECH's Board of Directors and the holders of two-thirds of MEDITECH's outstanding voting stock at a meeting of shareholders, excluding shares held by the interested shareholder.

Chapter 110F defines the term "business combination" to include a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is generally a person who, together with affiliates and associates, owns, or within the last three years owned, 5% or more of a corporation's voting stock.

MEDITECH is also subject to Massachusetts General Laws Chapter 110D, entitled "Regulation of Control Share Acquisitions." In general, this statute provides that any shareholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation may not vote stock owned in excess of 20% unless authorized by the shareholders of the corporation.

Chapter 110F and Chapter 110D make it more difficult for an "interested shareholder" to effect various business combinations with a corporation for a three-year period. A Massachusetts corporation may "opt out" of Chapter 110F and/or Chapter 110D with an express provision in its original Articles of Organization or an express provision in its Articles of Organization or By-laws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. Neither MEDITECH's Articles of Organization nor By-laws contain any such exclusion.

LEGAL MATTERS AND EXPERTS

Certain legal matters with respect to the securities offered pursuant to this registration statement will be passed upon for MEDITECH by Goodwin Procter LLP, Boston, Massachusetts.

Ernst & Young LLP, independent auditors, have audited the financial statements of Medical Information Technology, Inc. as of December 31, 2002 and 2003 and for the years then ended included in MEDITECH's Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report which is incorporated by reference in this prospectus and elsewhere in the registration statement. MEDITECH's financial statements as of December 31, 2002 and 2003 and for the years then ended are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Arthur Andersen LLP, an auditing firm which has ceased operations, audited the financial statements of Medical Information Technology, Inc. as of December 31, 2001 and for the year then ended included in MEDITECH's Annual Report on Form 10-K for the year ended December 31, 2003. MEDITECH could not obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to its being named in this Form S-2 as having audited MEDITECH's financial statements as of December 31, 2001 and for the year then ended, as required by Section 7 of the Securities Act. Accordingly, Arthur Andersen LLP may not have any liability under Section 11 of the Securities Act for false or misleading statements or omissions contained in this prospectus, including the financial statements, and any claims against Arthur Andersen LLP related to such false or misleading statements or omissions may be limited.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows MEDITECH to incorporate by reference in this prospectus the information it files with them. Incorporation by reference means MEDITECH can disclose important information to you by referring you to other documents which are legally considered to be part of this prospectus. Information contained in this prospectus automatically updates and supercedes previously filed information. MEDITECH incorporates by reference the specific documents listed below:

   the description of MEDITECH's common stock contained in MEDITECH's Registration Statement on Form 10 filed with the SEC on March 28, 1996 pursuant to Section 12 of the Exchange Act, including all amendments and reports updating that description;

   the 2003 Annual Report on Form 10-K filed on March 11, 2004 (also attached as Appendix A);

   the 2004 Definitive Proxy Statement for the 2004 Annual Meeting of Shareholders filed on March 26, 2004;

   the 2004 1st Quarterly Report on Form 10-Q filed on May 3, 2004; and

   the 2004 2nd Quarterly Report on Form 10-Q filed on July 29, 2004 (also attached as Appendix B).

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

MEDITECH will furnish without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any documents incorporated by reference. MEDITECH will also furnish a copy of any Exhibit to the Registration Statement on Form S-2 of which this prospectus forms a part. Requests should be addressed to:

   Barbara A. Manzolillo, Clerk
   Medical Information Technology, Inc.
   MEDITECH Circle
   Westwood, Massachusetts 02090

Ms. Manzolillo can also be reached during normal working hours at 781-821-3000.

HOW TO GET MORE INFORMATION

You may call A. Neil Pappalardo by phone at 781-821-3000 during normal working hours or by mail at the above address with any questions concerning this recision offer.

MEDITECH is required to comply with the informational requirements of the Exchange Act and to file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's Public Reference Room at 450 Fifth Street NW, Washington, DC 20549. You may also obtain copies at the prescribed rates from the Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site which contains reports, proxy and information statements and other information regarding issuers like MEDITECH which file electronically with the SEC. You may access the SEC's web site at http://www.sec.gov.

--------------------------------------------------------------------------------

                      MEDICAL INFORMATION TECHNOLOGY, INC.
                           RECISION OFFER PROSPECTUS
                     UP TO 1,789,593 SHARES OF COMMON STOCK
                          PAR VALUE OF $1.00 PER SHARE
                                AUGUST __, 2004

You should rely only on the information contained in this prospectus, incorporated herein by reference or contained in a prospectus supplement. MEDITECH has not authorized anyone else to provide you with different or additional information. MEDITECH is not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus, or incorporated herein by reference, or in any prospectus supplement is accurate as of any date other than the date on the front of those documents.

--------------------------------------------------------------------------------

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The following, except for the SEC Registration Fee, are the estimated expenses of the distribution of the shares registered hereunder on Form S-2:

   SEC Registration Fee           $ 3,688.22
   Accountant Fees and Expenses   $10,000.00
   Legal Fees and Expenses        $80,000.00
   Miscellaneous                  $ 1,000.00
   -----------------------------  ----------
      Total                       $94,688.22

--------------------------------------------------------------------------------

Item 15.  Indemnification of Directors and Officers

Section 8.51 of Chapter 156D of the General Laws of the Commonwealth of Massachusetts, which became effective on July 1, 2004, authorizes a Massachusetts corporation to indemnify any individual who is a party to a proceeding because such individual serves as a director of such corporation (or who, while serving as a director, at the corporation's request, served as a director, officer, partner, trustee, employee or other agent of another organization) against any liability incurred in the proceeding if either: (1)
(a) such individual conducted himself or herself in good faith; and (b) such individual reasonably believed that his or her conduct was in the best interests of the corporation or that his or her conduct was at least not opposed to the best interests of the corporation; and (c) in the case of any criminal proceeding, such individual had no reasonable cause to believe his or her conduct was unlawful; or (2) such individual engaged in conduct for which he or she shall not be liable under a provision of the corporation's articles of organization eliminating or limiting the personal liability of a director to the corporation for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability, which provision may not eliminate or limit the liability of a director (1) for any breach of the director's duty of loyalty to the corporation or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for improper distributions, or (4) for any transaction from which the director derived an improper personal benefit.
Section 8.51 of Chapter 156D prohibits a Massachusetts corporation from indemnifying a director if the director's conduct does not satisfy the standards set forth in Section 8.51. In addition, Section 8.52 of Chapter 156D requires a Massachusetts corporation to indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of the corporation against reasonable expenses incurred by him or her in connection with the proceeding. Under Section
8.53 of Chapter 156D, a Massachusetts corporation is permitted to advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because he or she is a director if he or she delivers to the corporation: (1) a written affirmation of his or her good faith belief that he or she has met the statutory standard of conduct or that the proceeding involves conduct for which liability has been eliminated under a provision of the corporation's articles of organization; and (2) his or her written undertaking to repay any funds advanced if he or she is not entitled to mandatory indemnification and it is ultimately determined that he or she has not met the statutory standard of conduct. Authorizations for the advancement of expenses are required to be made (1) by a majority vote of the corporation's disinterested directors (or a committee comprised of two or more disinterested directors) or (2) by a vote of the shareholders (excluding shares owned by or voted under the control of a director who at the time does not qualify as disinterested director); or (3) as otherwise permitted by law. Section 8.54 of Chapter 156D permits a director of a Massachusetts corporation who is a party to a proceeding because he or she is a director to apply for indemnification or an advance for expenses to the court conducting the proceeding or to another court of competent jurisdiction.

Section 8.56 of Chapter 156D permits a Massachusetts corporation to indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation (or who, while serving as a officer, at the corporation's request, served as a director, officer, partner, trustee, employee or other agent of another organization) to the same extent as a director and if he or she is an officer but not a director, to such further extent as may be provided by the articles of organization, the bylaws, a resolution of the board of directors, or contract except for liability arising out of acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law. An officer of a corporation who is not a director is entitled to mandatory indemnification under Section 8.52, and may apply to a court for indemnification or an advance for expenses under Section 8.54, in each case to the same extent to which a director may be entitled to indemnification or advance under those provisions.

Article 6C of MEDITECH's Articles of Organization, as amended, provides that MEDITECH will indemnify each of its directors and officers (including persons who act at its request as directors or officers of another organization of which MEDITECH owns shares or is a creditor) against all liabilities and expenses incurred in any action, suit or proceeding except that no indemnification shall be provided to a director or officer with respect to a matter as to which it shall have been adjudicated in any proceeding that such director or officer did not act in good faith in the reasonable belief that his or her action was in MEDITECH's best interests. Article 6C also provides that in the event that a proceeding is compromised or settled so as to impose any liability upon a director or officer no indemnification shall be provided to such director or officer if MEDITECH has obtained an opinion of counsel that with respect to such matter such director or officer did not act in good faith in the reasonable belief that his action was in MEDITECH's best interests. Article 6C further provides that nothing in Article 6C shall limit any lawful rights to indemnification existing independently of Article 6C.

MEDITECH does not maintain directors' and officers' liability insurance.

--------------------------------------------------------------------------------

Item 16:  EXHIBITS

Exhibit  4.1 - Articles of Organization, as amended to date, of MEDITECH
               (incorporated by reference to an exhibit to the Form 10 filed with the SEC on March 28, 1996 and an exhibit to the 2001 Annual Report on Form 10-K filed with the SEC on April 1, 2002)

Exhibit  4.2 - By-laws, as amended to date, of MEDITECH (incorporated by reference to an exhibit to the 2001 Annual Report on Form 10-K filed with the SEC on April 1, 2002)

Exhibit  5.1 - Legal Opinion of Goodwin Procter LLP

Exhibit 10.1 - MEDITECH 2004 Stock Purchase Plan (incorporated by reference to an exhibit to the 2003 Annual Report on Form 10-K filed with the SEC on March 11, 2004)

Exhibit 11.1 - Statement re Computation of Per Share Earnings (incorporated by reference to the Statements of Income for the Years Ended December 31, 2001, 2002 and 2003 and Note 1(g) to Financial Statements included in Registrant's Audited Financial Statements contained in Part II, Item 8 of the 2003 Annual Report on Form 10-K filed with the SEC on March 11, 2004)

Exhibit 11.2 - Statement re Computation of Per Share Earnings (incorporated by reference to the Statements of Income for the Quarters Ended
               June 30, 2003 and 2004 and Note 2 to Financial Statements included in Registrant's Financial Statements contained in Part I, Item 1 of the Quarterly Report on Form 10-Q filed with the SEC on July 29, 2004)

Exhibit 13.1 - Annual Report on Form 10-K for the year ended December 31, 2003
               (also incorporated by reference to such document filed with the SEC on March 11, 2004 and attached as Appendix A)

Exhibit 13.2 - Quarterly Report on Form 10-Q for the quarter ended June 30, 2004
               (also incorporated by reference to such document filed with the SEC on July 29, 2004 and attached as Appendix B)

Exhibit 18.1 - Letter re: Change in Certifying Accountant (Omitted in reliance on Item 304T of Regulation S-K)

Exhibit 23.1 - Consent of Ernst & Young LLP

Exhibit 23.2 - Notice regarding consent of Arthur Andersen LLP

Exhibit 23.3 - Consent of Goodwin Procter LLP (included in Exhibit 5.1)

Exhibit 99.1 - Letter to Recision Offer Recipients (previously filed)

Exhibit 99.2 - Recision Acceptance Form (previously filed)

Exhibit 99.3 - Material Federal Income Tax Considerations (previously filed)

--------------------------------------------------------------------------------

Item 17.  Undertakings.

(a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

--------------------------------------------------------------------------------

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Canton, Commonwealth of Massachusetts, on this 4th day of August, 2004

Medical Information Technology, Inc.
(Registrant)

By: A. Neil Pappalardo, Chief Executive Officer and Chairman
(Signature)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 26th day of July, 2004.

A. Neil Pappalardo, Chief Executive Officer, Chairman and Director
(Signature)

Barbara A. Manzolillo, Chief Financial Officer, Treasurer and Clerk
(Signature)

Lawrence A. Polimeno, Vice Chairman and Director
(Signature)

Roland L. Driscoll, Director
(Signature)

Edward B. Roberts, Director
(Signature)

Morton E. Ruderman, Director
(Signature)

L. P. Dan Valente, Director
(Signature)

--------------------------------------------------------------------------------

APPENDIX A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

Commission file number 0-28092

Medical Information Technology, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Massachusetts
(State or Other Jurisdiction of Incorporation or Organization)

04-2455639
(I.R.S. Employer Identification No.)

MEDITECH Circle, Westwood, MA
(Address of Principal Executive Offices)

02090
(Zip Code)

781-821-3000
(Registrant's Telephone Number)

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act: Common Stock, par value $1.00 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer as defined in Rule 12b-2 of the Exchange Act. Yes [X] No [ ]

The market value of common stock, $1.00 par value, held by non-affiliates at June 30, 2003, was approximately $378 million.

There were 34,221,323 shares of common stock, $1.00 par value, outstanding at March 12, 2004.

Index to Form 10-K

Part I

    Item 1 - Business                                                    Page 3

    Item 2 - Properties                                                  Page 6

    Item 3 - Legal Proceedings                                           Page 6

    Item 4 - Submission of Matters to a Vote of Security Holders         Page 6

Part II

    Item 5 - Market for Registrant's Common Equity, Related Shareholder
             Matters and Issuer Purchases of Equity Securities           Page 6

    Item 6 - Selected Financial Data                                     Page 7

    Item 7 - Management's Discussion and Analysis of Financial
             Condition and Results of Operations                         Page 7

    Item 8 - Financial Statements and Supplementary Data                Page 10

    Item 9A - Controls and Procedures                                   Page 25

Part III

    Item 10 - Directors and Executive Officers of the Registrant        Page 26

    Item 11 - Executive Compensation                                    Page 28

    Item 12 - Security Ownership of Certain Beneficial Owners
              and Management and Related Shareholder Matters            Page 29

    Item 13 - Certain Relationships and Related Transactions            Page 29

    Item 14 - Principal Accountant Fees and Services                    Page 30

    Item 15 - Exhibits and Reports on Form 8-K                          Page 30

Signatures                                                              Page 30

Part I

    Item 1 - Business

COMPANY OVERVIEW

Medical Information Technology, Inc. (MEDITECH) was founded in 1969 to develop and market information system software for the hospital industry. During 2003 combined product and service revenue was $270.8M, operating income was $99.7M and net income was $67.4M, up 5.7%, 5.0% and 5.6% compared to the prior year. Product bookings were $158.3M and the resultant product backlog was $114.8M, up 10.2% and 6.8% compared to the prior year. By the year's end MEDITECH had more than 2,000 employees, and over 1,700 active hospital customers throughout the U.S., Canada and the U.K.

HOSPITAL SOFTWARE

Initially MEDITECH developed a software product to automate one of the main hospital departments, the clinical laboratory which performs various diagnostic tests on blood and urine specimens. Within a few years, this product became standardized, thereby requiring minimal adaptation to meet the individual needs of a typical customer. MEDITECH extended the concept and developed additional software products for the rest of a hospital's clinical departments. Eventually, it moved into the financial area by developing a hospital billing and accounts receivable product as well as various general accounting products.

Although the individual products could be operated in a stand alone fashion, a hospital achieved maximum effectiveness when they were used in an integrated mode, sharing access to the common clinical and financial records of the hospital. This concept ultimately led to MEDITECH developing the so-called hospital information system, a cohesive set of software products designed from the outset to work in conjunction with the overall operation of the hospital and to minimize the need for specialized interfaces.

COMPUTER HARDWARE

Sophisticated software, such as MEDITECH's, requires extensive computer and communication equipment to function. In spite of this, MEDITECH continues to be a pure software company, limiting itself to specifying the aggregate components needed as well as suggesting typical configurations from certain hardware vendors. The responsibility is left to the hospital to purchase the requisite hardware and secure a continuing source of maintenance service for it.

The hardware components traditionally consist of a small set of central medium-sized computers and a large set of display terminals and printers distributed throughout the hospital. All of these elements are interconnected by means of a standard high speed communication network. The computers execute the software and include large disk subsystems containing the permanent and common clinical and financial records of the hospital.

Hardware technology evolves rapidly, and the current trend is to replace the display terminals with desktop and handheld computers, thereby forming a client server network. In this mode of operation, the central computers become the file servers while software is executed locally on the client computer which makes file requests to the servers.

LICENSED SOFTWARE

MEDITECH requires a customer to sign a standard software license agreement prior to product delivery, implementation and subsequent service of the software. This agreement specifies a front end product fee and a front end implementation fee both of which are payable over the implementation process, and a monthly service fee after the site goes live. In addition to precluding hospital ownership and restricting transfer, the license mandates the hospital hold MEDITECH harmless from any liability arising from incorrect operation of the software.

MEDITECH bases its product fee on the total number of hospital beds a customer operates at all of its sites, and sets its implementation fee on the total number of sites. Large hospitals pay more than small hospitals, but incremental fees continue to diminish. The monthly service fees are always 1% of the product fees. A typical 250 bed acute care hospital might incur a $500,000 product fee, $100,000 implementation fee and a $5,000 monthly service fee. An order is booked when a signed software license and a 10% deposit are received.

STAFF ORGANIZATION

MEDITECH is organized into functional units grouped around product development, sales and marketing, implementation, customer service, accounting and facility operations. All MEDITECH staff work in five company owned facilities in the greater Boston area.

From its inception, MEDITECH utilized communication technology which allowed much of its business activities to be performed by remote access. MEDITECH staff sitting at their desks may access client hospitals, both personnel and computers. The need for remote offices is thereby negated. Although most customer contact is through the phone or e-mail, certain of the sales and implementation staff travel to customer sites.

PRODUCT DEVELOPMENT

Most of the product development staff is working on the incremental evolution of the current product line, as well as the creation of new products each year.
The rest of the staff is developing a set of replacement products utilizing a new technology. Approximately every ten years, MEDITECH introduces the next generation of products based on the new technology and gradually updates existing customers.

SALES AND MARKETING

Most of the direct sales staff, organized into regions, concentrate on new prospects. In addition, some of the sales staff monitor existing customers to expose them to MEDITECH's entire product line. Marketing activities and promotion are low key because hospitals are easily identified, finite in number and generally send a request for proposal to vendors when they contemplate the purchase of a hospital information system.

During the sales process, prospects generally visit MEDITECH to talk to product specialists and to view product demonstrations. Thereafter they are encouraged to visit various MEDITECH customer sites to observe first hand the software in actual operation and to discuss issues of concern with hospital personnel.

IMPLEMENTATION PROCESS

To ensure a successful implementation, the staff must properly train a core group of hospital personnel about the operation of the software and how to use it in their daily activity. To preclude interruptions from normal hospital activities, MEDITECH mandates the hospital personnel come to the Boston area for intensive training sessions.

As training proceeds, the implementation staff customizes certain dictionaries to fit the specific need of the hospital's environment, provide interfaces to non-MEDITECH systems and to assist the hospital in converting data from legacy systems. In addition, the licensed software will be delivered, installed and tested on the customer's hardware. MEDITECH will utilize remote access communication technology to minimize or eliminate the need to travel.

CUSTOMER SERVICE

Once a hospital goes live, the responsibility of maintaining the customer is transferred to the service staff. MEDITECH provides 24 hour a day service coverage to these customers in order to respond to problem calls. In addition, the staff updates customers with new releases of the software products as they become available. To ensure the continuing education of the hospital staff, MEDITECH runs seminars on the use of its products.

HCA-THE HEALTHCARE COMPANY

HCA-The Healthcare Company owns or operates over 300 hospitals in the U.S., Canada, and the U.K. and has been MEDITECH's largest customer for some time. All of their hospitals operate with MEDITECH's clinical systems. They represented 10% of MEDITECH revenues in 2001, 10% in 2002 and 9% in 2003.

COMPETITION

The market for health care information systems is subject to the technological imperative. Accordingly, MEDITECH has a completely integrated set of application products, implements them successfully, provides ongoing maintenance including updates and continues the developmental process. The Company's competitors who make similar claims include Siemens Corporation, McKesson Corporation, Cerner Corporation, IDX Systems Corporation and Eclipsys Corporation. MEDITECH does not offer the breadth of products and services which the competition offers to hospitals as well as the products and services which the competition offers to related medical enterprises. Instead MEDITECH focuses exclusively in the hospital information system software market and believes it competes favorably with respect to the software offering of the competition.

ACCESS TO SEC FILINGS

"www.meditech.com" is the Company's website address which provides access to its annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and all amendments thereof just as soon as such reports are filed with or furnished to the SEC. The links so provided allow access to copies of the reports stored on MEDITECH's website, but a link is also provided to allow access to all of the Company's filings stored on the SEC's website as well.

"http://www.sec.gov/cgi-bin/browse-edgar?CIK=1011452&action=getcompany" may be used to access all of the Company's filings stored on the SEC's website instead.

In addition the Company will provide paper copies of these filings free of charge to its shareholders upon request.

    Item 2 - Properties

As of December 31, 2003 the Company owned five facilities containing about 1.1 million square feet of space, all being well maintained Class A properties in the greater Boston area. The Company occupies 60% of the space and the remaining 40% is leased to various tenants. The Company has adequate space for its reasonable needs over the near future.

    Item 3 - Legal Proceedings

On April 18, 2003, Jerome H. Grossman, a shareholder and former Director of the Company, filed a complaint in the Suffolk County, Massachusetts Superior Court against the Company and five of its six Directors: A. Neil Pappalardo, Edward B. Roberts, Morton E. Ruderman, Roland L. Driscoll and Lawrence A. Polimeno. The complaint alleges: (1) the Directors have violated a duty of good faith and loyalty to Grossman by terminating him as a consultant to the Company in 2001, by failing to nominate him for re-election as a Director in 2002, and by enforcing the Company's right of first refusal against him; (2) the Directors have "rigged" the market for the Company's common stock in favor of buyers and against sellers by establishing an artificially low price for the stock; (3) the Directors have established an artificially low price for the stock so Pappalardo can purchase shares from the Company at a price less than the "fair value" of those shares; and (4) Pappalardo, as the controlling shareholder of the Company, has violated a fiduciary duty to shareholders by dominating the Board of Directors, artificially depressing the price of stock, and personally benefiting from the depressed price by purchasing tens of thousands of shares of stock from the Company each year. On July 11, 2003, the Company filed a motion to dismiss the complaint. On September 12, 2003, the motion to dismiss the complaint was denied. The case is now in discovery.

    Item 4 - Submission of Matters to a Vote of Security Holders

None.

PART II

    Item 5 - Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

No trading market exists for the Company's common stock, and accordingly no high and low bid information or quotations are available with respect to the Company's common stock.

The sale, assignment, transfer, pledge or other disposition of any of the Company's common stock is subject to right of first refusal restrictions set forth in the Company's charter.

There are no shareholder agreements of any kind with the Company.

In February 2003, the Company sold a total of 263,884 shares of its common stock to certain employees for an aggregate consideration of $5,805,448. This sale may not have complied with the registration requirements of certain securities laws. See the section on Temporary Equity in Management's Discussion and Analysis of Financial Condition and Results of Operations.

At March 12, 2004, there were 1,216 shareholders of record of the Company's common stock and 34,221,323 shares outstanding.

The Company has paid quarterly cash dividends continuously since 1980. Dividends paid per share in the last five years are set forth within the table in Item 6.

    Item 6 - Selected Financial Data

For the Five Years Ended December 31, 2003 (in thousands where applicable)

                                   1999      2000      2001      2002      2003
Full Year Operations:
    Total revenue              $225,630  $216,873  $223,831  $256,197  $270,781
    Operating income             91,553    79,193    81,565    94,907    99,685
    Net income                   59,956    55,146    56,841    63,871    67,424
    Average shares               32,784    33,132    33,460    33,760    34,097
    Net income per share         $1.83     $1.66     $1.70     $1.89     $1.98

Year End Position:
    Total assets               $288,278  $306,093  $331,284  $354,809  $402,407
    Total liabilities            41,583    32,315    35,758    36,813    50,709
    Temporary equity*            10,475    14,294    17,962    21,435    26,080
    Shareholder equity*         236,220   259,484   277,564   296,561   325,618
    Shares outstanding           32,915    33,255    33,576    33,877    34,221
    Net assets per share**       $7.49     $8.23     $8.80     $9.39    $10.28

Other Financial Data:
    Working capital             $92,130  $121,950  $145,778  $165,613  $214,764
    Cash flow from operations    74,158    59,333    66,253    81,967    83,228
    Depreciation                  7,900     7,987     8,257     8,634     8,422
    Cash dividends per share     $1.00     $1.16     $1.24     $1.36     $1.56

*Temporary Equity and Shareholder Equity have been restated for the years 1999 through 2002.

**Net assets is defined as total assets less total liabilities.

    Item 7 - Management's Discussion and Analysis of Financial
             Condition and Results of Operations

Results of Operations:

Comparison of Fiscal Years ended December 31, 2002 and 2003:

Total revenue increased 5.7% from $256.2 million in 2002 to $270.8 million in 2003 as a result of increased products and services provided to both existing and new customers.

Operating expenses increased 6.1% from $161.3 million in 2002 to $171.1 million in 2003 due primarily to a greater increase in product development staff compared to the increase in the rest of the staff. The resultant operating income increased 5.0% from $94.9 million in 2002 to $99.7 million in 2003.

Other income, net of other expense, increased from $7.6 million in 2002 to $11.3 million in 2003 due primarily to a smaller $1.5 million write-down of certain marketable security costs compared to the prior year. This difference was partially offset by $0.5 million in legal expenses incurred in relation to the lawsuit noted in Item 3 of this report.

The Company's effective tax rate increased from 37.7% in 2002 to 39.3% in 2003 primarily as a result of increased tax reserves for unrealized gains on marketable securities.

Comparison of Fiscal Years ended December 31, 2001 and 2002:

Total revenue increased 14.5% from $223.8 million in 2001 to $256.2 million in 2002 as a result of increased products and services provided to both existing and new customers.

Operating expenses increased 13.4% from $142.3 million in 2001 to $161.3 million in 2002 due primarily to an increase in staff size and an increase in associated costs. The resultant operating income increased 16.4% from $81.6 million in 2001 to $94.9 million in 2002.

Other income, net of other expense, decreased from $11.2 million in 2001 to $7.6 million in 2002 due primarily to a $5.8 million write-down of certain marketable security costs. This difference was partially offset by a $2.3 million increase in rental and dividend income earnings.

The Company's effective tax rate decreased from 38.7% in 2001 to 37.7% in 2002 primarily as a result of higher tax credit benefits.

Liquidity and Capital Resources:

At December 31, 2003, the Company's cash, cash equivalents and marketable securities totaled $222.9 million. The marketable securities consisted of preferred or common equities and government notes which can easily be converted to cash. Cash flows from operations were $83.2 million in fiscal 2003, an increase of $1.2 million from the prior year. The increase was primarily attributable to the growth in revenue and other changes in working capital. The primary use in fiscal 2003 of cash generated by operating activities was the payment of $53.2 million in dividends, with the majority of the remaining $30.0 million invested in marketable securities.

MEDITECH has no long-term debt. Net assets at December 31, 2003 was $351.7 million. Additions to property, plant and equipment will continue, including new facilities and computer systems for product development, sales and marketing, implementation, service and administrative staff. Management believes existing cash, cash equivalents and marketable securities together with funds generated from operations will be sufficient to meet operating and capital expense requirements.

Risk Factors Which May Affect Future Results of Operations:

The health care industry is highly regulated and is subject to changing economic and political influences. Federal and state legislatures could modify the health care system in respect to reimbursement and financing. Hospitals may respond to these pressures by delaying the purchase of new information systems. Previous volatility in the market place due to Y2K concerns and September 11th could reappear and cause delays. The Health Insurance Portability and Accounting Act of 1996 will directly impact the industry by specifying standards to protect the security and confidentiality of patient information. It may be possible for patients to bring claims against software providers regarding injuries due to errors. Hospitals consolidating into an integrated health care delivery system may be able to negotiate price reductions. Finally, the Company is dependent on a cohesive group of long time senior managers and staff with vast experience in the hospital industry and software technology.

Temporary Equity:

During each of the years from 1997 to 2003, the Company offered and sold shares of its common stock to certain of its employees in a manner which may not have complied with the registration requirements of certain securities laws. Assuming such sales did not comply with those requirements, the individuals who purchased the Company's common stock from 1997 through 2003 in such offerings would have the right to return the shares to the Company and obtain a refund equal to the recision amount, as defined below, or if they have sold the stock, to seek from the Company damages, if any, resulting from their purchases.

The recision amount payable to an individual would be equal to the original purchase price increased annually by an amount equal to 6% interest and decreased annually by the amount of dividends received. Because the dividends received have always exceeded the amount of the interest, the recision amount is less than the original purchase price. In addition, each year since 1997 the fair value of the common stock as determined by the Company's Board of Directors in connection with a year-end contribution of stock to the MEDITECH Profit Sharing Trust has increased over that determined in the prior year. Accordingly, the Company does not expect any of these individuals to seek recision or damages with respect to any such purchases. However, if dividend payments and/or the fair value of the common stock should decrease, individuals may elect to seek recision in the future.

The right of these individuals to receive a refund of the recision amount is not completely within the control of the Company. As a result, these shares are considered and treated as redeemable common stock for financial accounting purposes until such time as the recision rights lapse or are exercised. Therefore the recision amount and the related shares have been removed from Shareholder Equity and classified as Temporary Equity. As a result, the Company has restated its financial statements for the years ended December 31, 1999 through 2002. The restatement was made solely to reflect this reclassification and did not affect the Company's previously reported net income, net income per share, assets or liabilities.

Critical Accounting Policies:

All of our significant accounting policies are described in the notes to the financial statements included in Item 8 of this report. We believe four of these constitute our most critical policies requiring estimates and judgments by management which are significant in terms of materiality. Reference Note 1(a) for revenue recognition, Note 1(e) for allowance for doubtful accounts,
Note 3 for marketable securities and Note 10 for income taxes.

    Item 8 - Financial Statements and Supplementary Data

MEDICAL INFORMATION TECHNOLOGY, INC.

Financial Statements
As of December 31, 2002 and 2003
Together with Auditors' Report

Index to Financial Statements

Reports of Independent Public Accountants                               Page 11

Balance Sheets as of December 31, 2002 (as restated) and 2003           Page 13

Statements of Income for the Years Ended
December 31, 2001, 2002 and 2003                                        Page 14

Statements of Shareholder Equity for the Years Ended
December 31, 2001 (as restated), 2002 (as restated) and 2003            Page 15

Statements of Cash Flows for the Years Ended
December 31, 2001, 2002 and 2003                                        Page 16

Notes to Financial Statements                                       Pages 17-24

MEDICAL INFORMATION TECHNOLOGY, INC.

Reports of Independent Public Accountants

To the Shareholders and Board of Directors of Medical Information Technology, Inc.:

We have audited the accompanying balance sheets of Medical Information Technology, Inc. (a Massachusetts corporation) as of December 31, 2002 (as restated) and 2003, and the related statements of income, shareholder equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Medical Information Technology, Inc. for the year ended December 31, 2001 were audited by other auditors who have ceased operations and whose report, dated January 30, 2002, expressed an unqualified opinion of those financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Information Technology, Inc. as of December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States.

The financial statements of Medical Information Technology, Inc. as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. As described in Note 2, these financial statements have been restated to reclassify certain shares of common stock and the related recision amounts from Shareholder Equity to Temporary Equity. Our audit procedures with respect to the restated amounts with respect to 2001 included (i) agreeing the restatement adjustments to a schedule prepared by the Company and obtained from management and (ii) testing the mathematical accuracy of the schedule and tracing certain amounts from the schedule to the Company's underlying records. In our opinion, the amounts restated for 2001 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such restatement and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

Ernst & Young LLP

Boston, Massachusetts
January 27, 2004

MEDICAL INFORMATION TECHNOLOGY, INC.

The following is a copy of the report previously issued by Arthur Andersen LLP for the years ended December 31, 2000 and 2001. Arthur Andersen LLP has not reissued this report.

To the Shareholders and Board of Directors of Medical Information Technology, Inc.:

We have audited the accompanying balance sheets of Medical Information Technology, Inc. (a Massachusetts corporation) as of December 31, 2000 and 2001, and the related statements of income, shareholder equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Information Technology, Inc. as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Boston, Massachusetts
January 30, 2002

MEDICAL INFORMATION TECHNOLOGY, INC.

Balance Sheets
                                                                December 31,
                                                             2002          2003
                                                     ------------  ------------
Assets

Current Assets:
    Cash and cash equivalents (Note 1)               $ 16,906,849  $ 18,690,986
    Marketable securities (Note 3)                    154,338,807   204,192,366
    Accounts receivable, less reserves of
        $700,000 in 2002 and $800,000 in 2003          28,380,523    30,720,136
                                                     ------------  ------------
        Total current assets                          199,626,179   253,603,488
                                                     ------------  ------------
Property, Plant and Equipment, at cost (Note 1):
    Computer equipment                                  9,929,056     8,709,930
    Furniture and fixtures                             32,820,124    29,948,576
    Buildings                                         139,669,962   139,669,962
    Land                                               26,603,703    26,603,703
                                                     ------------  ------------
                                                      209,022,845   204,932,171
    Accumulated depreciation                          (63,030,113)  (64,861,487)
                                                     ------------  ------------
                                                      145,992,732   140,070,684
                                                     ------------  ------------
Investments (Note 1)                                    9,190,389     8,732,604
                                                     ------------  ------------
                                                     $354,809,300  $402,406,776
                                                     ============  ============
Liabilities and Equity

Current Liabilities:
    Accounts payable                                 $     89,782  $    158,214
    Accrued taxes                                       2,147,809     2,599,821
    Accrued expenses (Note 5)                          21,826,604    24,065,768
    Customer deposits                                   9,949,218    12,015,644
                                                     ------------  ------------
        Total current liabilities                      34,013,413    38,839,447

Deferred Income Taxes (Note 10)                         2,800,000    11,869,316
                                                     ------------  ------------
        Total liabilities                              36,813,413    50,708,763
                                                     ------------  ------------
Temporary Equity: (as restated, Notes 2 & 7)
    Redeemable common stock $1.00 par value
    Issued and outstanding 1,525,709 shares
        in 2002 and 1,789,593 shares in 2003           21,434,540    26,079,769
                                                     ------------  ------------
Shareholder Equity: (as restated, Notes 2 & 7)
    Common stock $1.00 par value
    Authorized 35,000,000 shares
    Issued and outstanding 32,351,730 shares
        in 2002 and 32,431,730 shares in 2003          21,599,615    24,839,834
    Unrealized gain on marketable securities              651,828    12,202,459
    Retained earnings                                 274,309,904   288,575,951
                                                     ------------  ------------
        Total shareholder equity                      296,561,347   325,618,244
                                                     ------------  ------------
                                                     $354,809,300  $402,406,776
                                                     ============  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Income
                                               For the Years Ended December 31,
                                               2001          2002          2003
                                       ------------  ------------  ------------
Operating Revenue:
    Software products                  $123,698,228  $146,827,089  $151,001,866
    Software services                   100,132,616   109,369,734   119,778,837
                                       ------------  ------------  ------------
        Total operating revenue         223,830,844   256,196,823   270,780,703
                                       ------------  ------------  ------------
Costs and Expenses:
    Operating and product development    96,558,320   108,454,991   114,933,942
    Selling, general and administrative  45,707,764    52,834,845    56,162,058
                                       ------------  ------------  ------------
        Total costs and expenses        142,266,084   161,289,836   171,096,000
                                       ------------  ------------  ------------
        Income from operations           81,564,760    94,906,987    99,684,703

Other Income (Note 9)                    17,840,206    14,133,775    18,753,624

Other Expense (Note 9)                    6,648,369     6,544,805     7,410,608
                                       ------------  ------------  ------------
        Income before provision
            for income taxes             92,756,597   102,495,957   111,027,719

Provision for Income Taxes (Note 10):
    State                                 7,757,140     8,651,161     9,901,578
    Federal                              28,158,263    29,973,857    33,702,545
                                       ------------  ------------  ------------
        Net income                     $ 56,841,194  $ 63,870,939  $ 67,423,596
                                       ============  ============  ============
Basic and Diluted Net Income per Share $       1.70  $       1.89  $       1.98

Shares Used in Computing Basic and
    Diluted Net Income per Share         33,459,652    33,760,459    34,097,342
                                       ============  ============  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Shareholder Equity

                                 Common Stock                         Total
                             Number of    Paid-in      Retained     Shareholder
                              Shares      Capital      Earnings       Equity
                            ----------  -----------  ------------  ------------
Balance, December 31, 2000
(as restated)               32,196,730  $17,167,093  $240,951,456  $259,483,804

Decrease in recision amount
related to redeemable
common stock                         -      504,236             -       504,236

Issuance of 75,000 shares of
common stock to qualified
profit sharing plan             75,000    1,425,000             -     1,425,000

Net income                           -            -    56,841,194    56,841,194

Unrealized gain, net of tax,
on marketable securities             -            -             -       774,637

Dividends                            -            -   (41,464,608)  (41,464,608)
                            ----------  -----------  ------------  ------------
Balance, December 31, 2001
(as restated)               32,217,730  $19,096,329  $256,328,042  $277,564,263

Decrease in recision amount
related to redeemable
common stock                         -      743,286             -       743,286

Issuance of 80,000 shares of
common stock to qualified
profit sharing plan             80,000    1,760,000             -     1,760,000

Net income                           -            -    63,870,939    63,870,939

Unrealized loss, net of tax,
on marketable securities             -            -             -    (1,488,064)

Dividends                            -            -   (45,889,077)  (45,889,077)
                            ----------  -----------  ------------  ------------
Balance, December 31, 2002
(as restated)               32,351,730  $21,599,615  $274,309,904  $296,561,347

Decrease in recision amount
related to redeemable
common stock                         -    1,160,219             -     1,160,219

Issuance of 80,000 shares of
common stock to qualified
profit sharing plan             80,000    2,080,000             -     2,080,000

Net income                           -            -    67,423,596    67,423,596

Unrealized gain, net of tax,
on marketable securities             -            -             -    11,550,631

Dividends                            -            -   (53,157,549)  (53,157,549)
                            ----------  -----------  ------------  ------------
Balance, December 31, 2003  32,431,730  $24,839,834  $288,575,951  $325,618,244
                            ==========  ===========  ============  ============

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Cash Flows
                                               For the Years Ended December 31,
                                                 2001         2002         2003
                                          -----------  -----------  -----------
Cash Flows from Operating Activities:
    Net income                            $56,841,194  $63,870,939  $67,423,596
    Cumulative tax liability adjustment
        on unrealized securities gains              -     (434,552)  (7,700,421)
    Write-down of marketable securities             -    5,812,355    1,462,074
    Net (gain) loss on sale of securities     (90,211)         699     (233,088)
    Stock contributions to qualified
        profit sharing plan                 1,425,000    1,760,000    2,080,000
    Allowance for doubtful accounts           120,000      110,000      100,000
    Allowance for investment valuations                                 217,784
    Change in accounts receivable          (3,741,614)   1,157,408   (2,439,613)
    Change in accumulated depreciation      8,257,117    8,633,862    8,421,929
    Change in accounts payable               (361,062)     (24,041)      68,431
    Change in accrued expenses                743,675    3,734,492    2,239,166
    Change in accrued taxes                   148,736     (339,468)     452,012
    Change in customer deposits             1,710,548     (414,917)   2,066,427
    Change in deferred income taxes         1,200,000   (1,900,000)   9,069,316
                                          -----------  -----------  -----------
            Net cash provided by
                operating activities       66,253,383   81,966,777   83,227,613
                                          -----------  -----------  -----------
Cash Flows from Investing Activities:
    Purchases of property, plant
        and equipment                      (5,908,103)  (4,193,382)  (2,499,881)
    Purchases of marketable securities    (28,763,722) (42,008,650) (49,082,494)
    Sales of marketable securities          9,375,023    9,829,799   17,251,000
    Purchases of investments               (1,490,104)  (5,175,625)           -
    Decrease in investments resulting
        from payments or distributions         37,844            -      240,000
                                          -----------  -----------  -----------
            Net cash used in
                investing activities      (26,749,062) (41,547,858) (34,091,375)
                                          -----------  -----------  -----------
Cash Flows from Financing Activities:
    Sales of redeemable common stock        4,172,208    4,215,777    5,805,448
    Dividends paid                        (41,464,608) (45,889,077) (53,157,549)
                                          -----------  -----------  -----------
            Net cash used in
                financing activities      (37,292,400) (41,673,300) (47,352,101)
                                          -----------  -----------  -----------
Net Increase in Cash and
    Cash Equivalents                        2,211,921   (1,254,381)   1,784,137

Cash and Cash Equivalents,
    beginning of year                      15,949,309   18,161,230   16,906,849
                                          -----------  -----------  -----------
Cash and Cash Equivalents,
    end of year                           $18,161,230  $16,906,849  $18,690,986
                                          ===========  ===========  ===========
Supplemental Disclosure:
    Cash paid for Income taxes            $35,470,141  $41,832,173  $42,161,306
    Cash paid for Interest                $         0  $         0  $         0

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2003

(1) Operations and Accounting Policies

Medical Information Technology, Inc. (the Company) is engaged in the development, manufacture and licensing of computer software products and related services used in the medical field. The principal market for the Company's products consists of health care providers primarily located in the United States and Canada.

The accompanying financial statements reflect the application of certain accounting policies discussed below. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(a) Revenue Recognition

The Company follows the provisions of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition. The Company enters into perpetual software license contracts which provide for a customer deposit upon contract execution, milestone billings and fixed monthly service fees thereafter. The Company classifies product and related implementation fees together as software products in the statement of income and recognizes these fees as revenue upon completion of each contract milestone, which approximates the percentage-of-completion method prescribed by SOP 81-1, Accounting for Performance of Construction-type and Certain Production-type Contracts. Software services represent post-implementation support services, which are recognized as the related services are rendered.

The Company follows the provisions of Emerging Issues Task Force's No. 01-14 (EITF 01-14), which requires reimbursements received for out-of-pocket expenses to be characterized as revenue with offsetting operating expenses in the income statement. Comparative financial statements for prior periods are reclassified for all periods presented.

(b) Software Development Costs

In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, the Company is required to capitalize software development costs incurred after technological feasibility of the software development projects is established and the realizability of such capitalized costs through future operations is expected if such costs become material. To date, development costs incurred by the Company after technological feasibility has been established have been immaterial and as such have been charged to operations as incurred.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2003

(c) Property, Plant and Equipment

The Company carries all property, plant and equipment on a cost basis and provides for depreciation in amounts estimated to allocate the costs thereof under the following depreciation methods and estimated useful lives:

    Description             Method   Useful Life
    ----------------------  ------  -------------
    Computer equipment      MACRS       3-5 years
    Furniture and fixtures  MACRS         7 years
    Furniture and fixtures  SL           10 years
    Buildings               SL      31.5-40 years

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

(e) Fair Value of Financial Instruments and Concentration of Credit Risk

The carrying value of the Company's cash and cash equivalents, accounts receivable and accounts payable approximates their fair value due to the short-term nature of these financial instruments. The Company's marketable securities are carried at fair value (see Note 3). The Company's long-term investments are carried at cost, less a valuation reserve, which approximates fair value based on management's assessment.

Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash, cash equivalents, marketable securities and accounts receivable. The Company places its cash and cash equivalents in highly rated institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers and, as a result, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant credit losses related to an individual customer or groups of customers. As of December 31, 2002 and 2003 there were no individual customers who accounted for greater than 10% of the outstanding accounts receivable.

(f) Investments

The Company accounts for its equity investments in Patient Care Technologies Inc., LSS Data Systems Inc. and MEDITECH South Africa in accordance with the cost method. All three companies license the Company's software technology and relicense it to their respective customers. Each serves a market niche which is part of the overall medical market but is outside of the hospital market which the Company serves. The Company believes the fair value of these investments approximates its carrying value of $8,732,604 at December 31, 2003.

(g) Net Income per Common Share

In accordance with SFAS No. 128, Earnings per Share, the Company reports both basic and diluted earnings per share (EPS). The Company has no common stock equivalents, thus both basic EPS and diluted EPS are computed by dividing net income by the weighted-average number of common shares outstanding during the year.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2003

(h) Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income and its components in the financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity including items such as unrealized holding gains/losses on securities classified as available-for-sale and foreign currency translation adjustments. The Company's only comprehensive income for the years ended December 31, 2001, 2002 and 2003 is unrealized gains or losses on marketable securities and is as follows:

                                        2001         2002         2003
                                 -----------  -----------  -----------
    Net income                   $56,841,194  $63,870,939  $67,423,596
    Unrealized gains (losses)        774,637   (1,488,064)  11,550,631
                                 -----------  -----------  -----------
        Comprehensive income     $57,615,831  $62,382,875  $78,974,227
                                  ==========  ===========  ===========

(i) Segment, Geographic and Enterprise-Wide Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable operating segment of an enterprise, as defined. Based on the criteria set forth in SFAS No. 131, the Company currently operates in one operating segment, medical software and services.

SFAS No. 131 also requires that certain enterprise-wide disclosures be made related to products and services, geographic areas and major customers. The Company derives substantially all of its operating revenue from the sale and support of one group of similar products and services. All of the Company's assets are located within the United States. During 2001, 2002 and 2003, the Company derived its operating revenue from the following countries, based on location of customer (as a percentage of total operating revenue):

                     2001  2002  2003
                     ----  ----  ----
    United States     86%   89%   88%
    Canada            12    10    10
    Other              2     1     2
                     ----  ----  ----
                     100%  100%  100%
                     ====  ====  ====

During the years ended December 31, 2001, 2002 and 2003, one customer accounted for approximately 10%, 10% and 9% of operating revenue, respectively.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2003

(2) RESTATED FINANCIAL STATEMENTS

The Company's Financial Statements as of December 31, 2001 and for the year then ended were previously audited by other auditors who have ceased operations. The Company decided during 2004 that the offering and sale of shares of its common stock to certain employees from 1997 through 2003 may not have complied with the registration requirements of certain securities laws. Assuming such sales did not comply with those requirements, the individuals who purchased the Company's common stock in such offerings would have the right to return the shares to the Company and obtain a refund from the Company equal to the recision amount or, if they have sold the stock, to seek from the Company damages, if any, resulting from their purchases of the stock.

These shares are considered and treated as redeemable common stock for financial accounting purposes until such time as the recision rights lapse or are exercised. Therefore the recision amount and the related shares should have been removed from Shareholder Equity and classified as Temporary Equity during each of the periods. As a result, the Company has restated its financial statements for the years ended December 31, 2001 and 2002. The restatement was made solely to reflect this reclassification and did not affect the Company's previously reported net income, net income per share, assets or liabilities.

A summary of the impact of such restatement on the financial statements for the years ended December 31, 2001 and 2002 is as follows:

                              2001          2001
                           previously        as
                            reported      restated
                          ------------  ------------
    Temporary Equity                 -   $17,962,049
    Shareholder Equity    $295,526,312  $277,564,263

                              2002          2002
                           previously        as
                            reported      restated
                          ------------  ------------
    Temporary Equity                 -   $21,434,540
    Shareholder Equity    $317,995,887  $296,561,347

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2003

(3) MARKETABLE SECURITIES

The Company accounts for its marketable securities in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires companies to classify their investments as either trading, available-for-sale or held-to-maturity. The Company's marketable securities consist of common and preferred equities which have been classified as available-for-sale. These are recorded in the financial statements at fair market value and any unrealized gains (losses) are reported as a component of Shareholder Equity. In addition the Company holds U.S. government agency issues which have been classified as held-to-maturity. These are recorded in the financial statements at their cost which is also their fair value. The fair market value of marketable securities was determined based on quoted market prices. At December 31, 2002 and 2003, the cost basis, unrealized gains, unrealized losses and fair market value of the Company's holdings are as follows:

                                    2002          2003
                            ------------  ------------
    Cost of equities        $153,252,427  $148,854,935
    Unrealized Gains           6,200,767    20,762,666
    Unrealized Losses         (5,114,387)     (425,235)
    Cost of agency issues              -    35,000,000
                            ------------  ------------
        Fair Market Value   $154,338,807  $204,192,366
                            ============  ============

The Company sold certain available-for-sale securities resulting in a realized loss of $699 during the year ended December 31, 2002 and a realized gain of $233,038 during the year ended December 31, 2003.

SFAS No. 115 requires that for each individual security classified as available-for-sale, a company shall determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged as such, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings. During the years ended December 31, 2002 and 2003, the Company determined that the decline in value for certain securities was other than temporary. Accordingly, the Company recorded unrealized losses related to these securities in the accompanying statements of income of $5,812,355 and $1,462,074 respectively.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2003

(4) ALLOWANCE FOR DOUBTFUL ACCOUNTS

A summary of the allowance for doubtful accounts activity for the years ended December 31, 2001, 2002 and 2003 is as follows:

                                      2001      2002      2003
                                  --------  --------  --------
    Balance, beginning of year    $470,000  $590,000  $700,000
    Amounts charged to expense     120,700   110,000   100,000
    Amounts written off               (700)        -         -
                                  --------  --------  --------
        Balance, end of year      $590,000  $700,000  $800,000
                                  ========  ========  ========

(5) ACCRUED EXPENSES

Accrued expenses consist of the following at December 31, 2002 and 2003:

                               2002         2003
                        -----------  -----------
    Accrued bonuses     $18,500,000  $20,000,000
    Accrued vacation      2,100,000    2,175,000
    Other accrued         1,226,604    1,890,768
                        -----------  -----------
                        $21,826,604  $24,065,768
                        ===========  ===========

(6) COMMON STOCK

Dividend Policy

The Company's Board of Directors has full discretion regarding the timing and amounts of dividends paid on common stock. During the years ended December 31, 2001, 2002, and 2003, the annual dividend rate per share was $1.24, $1.36 and $1.56, respectively, paid quarterly on shares then outstanding.

(7) REDEEMABLE SECURITIES

The Company has decided that its offering and sale of its common stock from 1997 through 2003 to certain of its employees may not have complied with the registration requirements of certain securities laws. Assuming such sales did not comply with those requirements, the individuals who purchased the Company's common stock in such offerings would have the right to return the shares to the Company and obtain a refund from the Company equal to the recision amount or if they have sold the stock, to seek from the Company damages, if any, resulting from their purchases of the stock. The recision amount payable to an individual would be equal to the original purchase price increased annually by an amount equal to 6% interest and decreased annually by the amount of dividends received.

The rights of these individuals to receive a refund of the recision amount is not completely within the control of the Company. As a result, these shares are considered and treated as redeemable common stock for financial accounting purposes until such time as the recision rights lapse or are exercised. Therefore the recision amount and the related shares have been removed from Shareholder Equity and classified as Temporary Equity at each of the periods ended on December 31 as follows:

                              2001         2002         2003
                       -----------  -----------  -----------
    Recision amount    $17,962,049  $21,434,540  $26,079,769
    Related shares       1,303,826    1,525,709    1,789,593

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2003

(8) QUALIFIED PROFIT SHARING PLAN

The Company has no obligation for post-employment or post-retirement benefits. The Company maintains a qualified profit sharing plan that provides deferred compensation to substantially all of its employees. Contributions to the plan are at the discretion of the Board of Directors and may be in the form of Company stock or cash. A summary of contributions made during the years ended December 31, 2001, 2002 and 2003 is as follows:

                                        2001        2002        2003
                                  ----------  ----------  ----------
    Cash                          $2,075,000  $2,340,000  $2,020,000
    Company common stock
    75,000 shares at $19/share     1,425,000           -           -
    80,000 shares at $22/share             -   1,760,000           -
    80,000 shares at $26/share             -           -   2,080,000
                                  ----------  ----------  ----------
                                  $3,500,000  $4,100,000  $4,100,000
                                  ==========  ==========  ==========

(9) OTHER INCOME AND EXPENSE

Other Income consists of rental, dividend, interest income and both realized and unrealized marketable security gains or losses:

                              2001         2002         2003
                       -----------  -----------  -----------
    Rental income      $ 9,925,825  $10,601,442  $10,029,758
    Dividend income      7,072,726    8,697,302    8,792,134
    Interest income        751,444      648,085    1,378,502
    Gains (losses)          90,211   (5,813,054)  (1,446,780)
                       -----------  -----------  -----------
    Other Income       $17,840,206  $14,133,775  $18,753,614
                       ===========  ===========  ===========

Other Expense consists of rental, charitable contribution, and certain legal expenses incurred in relation to a lawsuit:

                                     2001        2002        2003
                               ----------  ----------  ----------
    Rental expense             $6,217,369  $5,359,805  $6,390,608
    Charitable contributions      431,000     485,000     520,000
    Certain legal expenses              -           -     500,000
                               ----------  ----------  ----------
    Other Expense              $6,648,369  $5,844,805  $7,410,608
                               ==========  ==========  ==========

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2003

(10) INCOME TAXES

The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes. The components of the net deferred tax liability recognized in the accompanying balance sheets are as follows:

                                              2002         2003
                                        ----------  -----------
    Tax reserves                        $6,688,833  $ 8,521,028
    Deferred revenue                      (878,163)    (686,913)
    Other reserves and expenses         (3,010,670)   4,035,201
                                        ----------  -----------
    Total net deferred tax liability    $2,800,000  $11,869,316
                                        ==========  ===========

The components of the provision for income taxes shown in the accompanying statements of income consist of the following:

                           2001         2002         2003
                    -----------  -----------  -----------
    State
        Current     $ 7,457,140  $ 9,126,161  $ 7,634,249
        Deferred        300,000     (475,000)   2,267,329
                    -----------  -----------  -----------
                    $ 7,757,140  $ 8,651,161  $ 9,901,578
                    ===========  ===========  ===========
    Federal
        Current     $27,258,263  $31,398,857  $26,900,558
        Deferred        900,000   (1,425,000)   6,801,987
                    -----------  -----------  -----------
                    $28,158,263  $29,973,857  $33,702,545
                    ===========  ===========  ===========

The effective income tax rate varies from the amount computed using the statutory U.S. income tax rate as follows:

                                                      2001   2002   2003
                                                     -----  -----  -----
    Statutory tax rate                               35.0%  35.0%  35.0%
    Increase in taxes resulting from state income
        taxes, net of federal income tax benefit      5.4    5.5    5.8
    Dividend income exclusion                        (1.9)  (2.1)  (1.9)
    Other                                             0.2   (0.7)   0.4
                                                     -----  -----  -----
                                                     38.7%  37.7%  39.3%
                                                     =====  =====  =====
Page 25

OPERATING RESULTS BY QUARTER (Unaudited):

For the Two Years Ended December 31, 2003 (in thousands where applicable)

                            1st Q      2nd Q      3rd Q      4th Q        Year
                          -------    -------    -------    -------    --------
Results for 2002:
    Total revenue         $61,130    $65,103    $64,567    $65,397    $256,197
    Operating income       22,833     24,569     24,126     23,379      94,907
    Net income             15,725     16,915     16,545     14,686      63,871
    Net income per share    $.47       $.50       $.49       $.43       $1.89

Results for 2003:
    Total revenue         $67,281    $67,511    $67,686    $68,303    $270,781
    Operating income       25,119     25,009     24,939     24,618      99,685
    Net income             16,997     17,211     17,207     16,008      67,424
    Net income per share    $.50       $.50       $.50       $.47       $1.98

Net income was negatively affected by write-downs of certain marketable security costs specifically by $5.8 million in the 4th quarter of 2002.

    Item 9A - Controls and Procedures

Based on their evaluation of the Company's disclosure controls and procedures as of December 31, 2003, the Chief Executive Officer and Chief Financial Officer have concluded such controls and procedures are effective.

There were no changes in the Company's internal control over financial reporting in the fourth quarter which have materially affected, or are reasonably likely to materially affect, such internal control.

PART III

    Item 10 - Directors and Executive Officers of the Registrant

All Directors are elected each year at the annual meeting of shareholders. All Officers are elected at the first meeting of the Board following the annual meeting of shareholders and hold office for one year. The positions held by each Director and Officer of the Company on March 12, 2004, are shown below. There are no family relationships among the following persons.

Director or Officer   Age  Position with the Company

A. Neil Pappalardo     61  Chairman, Chief Executive Officer and Director
Lawrence A. Polimeno   62  Vice Chairman and Director
Roland L. Driscoll     75  Director
Edward B. Roberts      68  Director
Morton E. Ruderman     67  Director
L. P. Dan Valente      73  Director
Howard Messing         51  President and Chief Operating Officer
Barbara A. Manzolillo  51  Treasurer, Chief Financial Officer and Clerk
Edward G. Pisinski     60  Senior Vice President
Christopher Anschuetz  51  Vice President
Robert G. Gale         57  Vice President
Steven B. Koretz       51  Vice President
Stuart N. Lefthes      50  Vice President
Joanne Wood            50  Vice President
Hoda Sayed-Friel       46  Vice President

The following is a description of the business experience during the past five years of each Director and Officer.

A. Neil Pappalardo, founder of the Company, is the Chairman and Chief Executive Officer, and has been a Director since 1969. He is also a Director of Palomar Medical Technologies, Inc.

Lawrence A. Polimeno has been the Vice Chairman since 2002, was President and Chief Operating Officer prior to that, has been a Director since 1985, and has been with the Company since 1969.

Roland L. Driscoll, retired Chief Financial Officer of the Company, has been a Director since 1985.

Edward B. Roberts, co-founder of the Company, is a Sloan School Professor at the Massachusetts Institute of Technology, and has been a Director since 1969. He is also a Director of Advanced Magnetics Inc., Pegasystems Inc. and Sohu.com Inc.

Morton E. Ruderman, co-founder of the Company, is Chief Executive Officer of CRES Development, a real estate developer, and has been a Director since 1969.

L. P. Dan Valente is Chairman of Palomar Medical Technologies, Inc., and has been a Director since 1972. He is also a Director of MKS Instruments and SurgiLight Inc.

Howard Messing has been President and Chief Operating Officer since 2002, was the Executive Vice President prior to that, and has been with the Company since 1974.

Barbara A. Manzolillo has been the Treasurer, Chief Financial Officer and Clerk since 1996, was the Treasurer prior to that, and has been with the Company since 1975.

Edward G. Pisinski has been a Senior Vice President since 1997, was a Vice President prior to that, and has been with the Company since 1973.

Christopher Anschuetz has been a Vice President since 1995, was a Senior Manager prior to that, and has been with the Company since 1975.

Robert G. Gale has been a Vice President since 1995, was a Senior Manager prior to that, and has been with the Company since 1976.

Steven B. Koretz has been a Vice President since 1997, was a Senior Manager prior to that, and has been with the company since 1982.

Stuart N. Lefthes has been a Vice President since 1997, was a Senior Manager prior to that, and has been with the company since 1983.

Joanne Wood has been a Vice President since 1995, was a Senior Manager prior to that, and has been with the Company since 1983.

Hoda Sayed-Friel has been a Vice President since 2003, was a Senior Manager prior to that, and has been with the Company since 1986.

The address of all Officers and Directors is in care of the Company, MEDITECH Circle, Westwood, MA 02090.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors oversees the Company's business affairs and monitors the performance of management, but is not involved in the day-to-day operations. The Directors meet regularly with the CEO, the COO, the CFO, other officers and our independent auditors; read reports and other materials; and participate in Board and committee meetings. The Board currently consists of 6 members. The Board held 4 regularly scheduled quarterly meetings and 2 special meetings during the fiscal year ended December 31, 2003 and each of the Directors attended all meetings of the Board of Directors.

The Board of Directors has an Audit Committee and an Executive Compensation Committee. The Company also has a Charitable Contribution Committee. During 2003 each committee member attended all committee meetings. The following is a description of the committees.

The Audit Committee consists of Roland L. Driscoll and L. P. Dan Valente. Both members are former CPA's and Mr. Driscoll is "independent" as defined by the rules which govern the NYSE and NASDAQ. The Board of Directors of MEDITECH has determined that Mr. Driscoll and Mr. Valente are both audit committee financial experts within the meaning of applicable rules under the Securities Exchange Act of 1934, as amended. This committee meets at least six times a year to review accounting practices and advise the Company's CFO. In addition, the committee meets and consults with the Company's outside auditors with respect to the Company's business operations, industry, financial performance, business and financial risks, processes and controls, key policies, legal and regulatory requirements, code of ethical conduct and new or unusual transactions. The Committee does not have a written charter. The Committee submits its annual report to the Board of Directors each April.

The Executive Compensation Committee consists of Morton E. Ruderman and Edward
B. Roberts. This committee meets once a year to recommend the Chairman and Chief Executive Officer's annual salary, the criteria and amount for his bonus. The full Board of Directors annually approves the salary and bonus amount for each of the officers.

The Charitable Contribution Committee consists of Morton E. Ruderman, A. Neil Pappalardo and Howard Messing. This committee meets at least six times a year to review the criteria for the year's charitable contribution program, meet and evaluate each organization under consideration and determine the amount to be contributed to each organization for the year.

The Board of Directors does not have a nominating committee. Instead, the entire Board participates in the nomination process.

   Item 11 - Executive Compensation

The following table sets forth the compensation received by the Company's Chief Executive Officer and the four most highly compensated other Officers for the three fiscal years ended December 31, 2001, 2002 and 2003.

Name and Position          Year     Salary       Bonus    Deferred

A. Neil Pappalardo         2003    $360,000    $723,965         0
  Chairman and Chief       2002     360,000     724,251         0
  Executive Officer        2001     360,000     721,736         0

Lawrence A. Polimeno       2003    $180,000    $473,965    $4,255
  Vice Chairman            2002     240,000     624,251     4,847
                           2001     240,000     621,736     4,615

Howard Messing             2003    $240,000    $473,965    $4,255
  President and Chief      2002     240,000     474,251     4,847
  Operating Officer        2001     216,000     371,736     4,615

Barbara A. Manzolillo      2003    $204,000    $273,965    $4,255
  Treasurer and Chief      2002     204,000     274,251     4,847
  Financial Officer        2001     180,000     221,736     4,615

Edward G. Pisinski         2003    $204,000    $273,965    $4,255
  Senior Vice President    2002     204,000     324,251     4,847
  Sales and Marketing      2001     192,000     271,736     4,615

Profit Sharing Plan: The Company maintains a qualified defined contribution plan for all of the Company's staff known as the Medical Information Technology, Inc. Profit Sharing Plan. All of the staff who have completed one year of service participate in the Plan. The Board of Directors sets the annual contribution which is allocated in proportion to total compensation (capped at $100,000) of all eligible members for the Plan year. No allocation is allowable under this Plan to owners of 10% or more of the Company's common stock. Contributions by members are not permitted. Benefits under the Plan are considered deferred compensation and become fully vested after five years of continuous service with the Company. Members who have at least 20 years of service or who have incurred financial hardship may make in service withdrawals. Lump sum cash payment is made upon retirement, death, disability or termination of employment.

Compensation of Directors: The members of the Board of Directors who are not Officers of the Company currently receive a fee of $8,000 for each quarterly meeting attended, with such fee being deemed to also cover any special meetings, conference or committee time, and incidental expenses expended by such directors on behalf of the Company during the year.

CODE OF CONDUCT AND ETHICS

The Board of Directors has directed management to prepare a Code of Conduct and Ethics for MEDITECH's staff, officers and directors for submittal and approval by the Board.

    Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The following table provides information as of March 12, 2004 with respect to the shares of common stock beneficially owned by each person known by the Company to own more than 5% of the Company's outstanding common stock, each Director of the Company, each Executive Officer named in the Compensation Table and by all Directors and Officers of the Company as a group. The number of shares beneficially owned is determined according to rules of the Securities and Exchange Commission. Under such rules, a person's beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power.

                                      Number of Shares      Percentage
Name of Shareholder,                  of Common Stock      of Shares of
Director or Officer                  Beneficially Owned    Common Stock

A. Neil Pappalardo*                     12,799,957           37.40%
Morton E. Ruderman                       5,494,469           16.06%
MEDITECH Profit Sharing Trust*           3,899,957           11.40%
Curtis W. Marble                         3,500,000           10.23%
Grossman Group**                         2,061,144            6.02%
Lawrence A. Polimeno                       981,366            2.87%
Edward B. Roberts                          975,110            2.85%
Roland L. Driscoll                         528,000            1.54%
Edward G. Pisinski                         297,000            0.87%
Howard Messing                             285,000            0.83%
Barbara A. Manzolillo                      200,000            0.58%
L. P. Dan Valente                           85,000            0.25%
15 Directors and Officers as a Group*   21,989,452           64.26%

*The number of shares indicated for Mr. Pappalardo includes the shares owned by the MEDITECH Profit Sharing Trust. Mr. Pappalardo is the sole Trustee of the MEDITECH Profit Sharing Trust and therefore is entitled to vote its 3,899,957 shares. Likewise the number of shares indicated for the 15 Directors and Officers as a Group includes the shares owned by the MEDITECH Profit Sharing Trust.

**Based on a Schedule 13D filed by Jerome Grossman and other individuals on February 27, 2002.

    Item 13 - Certain Relationships and Related Transactions

A. Neil Pappalardo, Chairman, Chief Executive Officer and Director of the Company, purchased for cash 50,000 shares of Company stock from the Company at $22 per share in February 2003.

Howard Messing, President and Chief Operating Officer of the Company, purchased for cash 15,000 shares of Company stock from the Company at $22 per share in February 2003.

Barbara A. Manzolillo, Treasurer, Chief Financial Officer and Clerk of the Company, purchased for cash 4,000 shares of Company stock from the Company at $22 per share in February 2003.

Edward G. Pisinski, Senior Vice President of the Company, purchased for cash 1,000 shares of Company stock from the Company at $22 per share in February 2003.

On December 31, 2003, the Company contributed 80,000 shares at $26 per share of Company stock to the MEDITECH Profit Sharing Trust.

Philip Polimeno, a son of a Director, is employed as a senior manager of the Company and received W-2 compensation of $91,564 in 2003.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

To the Company's knowledge, based solely on a review of the reports given to the Company, all Section 16(a) filing requirements applicable to its executive officers, Directors and greater-than-10% shareholders were satisfied in 2003.

    Item 14 - Principal Accountant Fees and Services

Fees paid for audit services rendered by Ernst & Young, LLP, the Company's only independent auditors, are as follows:

                                                2002      2003
                                             -------  --------
    Annual audit and quarterly reviews       $60,000  $142,500
    Audit related to Profit Sharing Trust     10,000    10,000
    Tax or all other matters                       -         -
                                             -------  --------
                                             $70,000  $152,500
                                             =======  ========

    Item 15 - Exhibits and Reports on Form 8-K

Exhibit 10: MEDITECH 2004 Stock Purchase Plan, Exhibit 31: Rule 13a-14(a) Certifications and Exhibit 32: Section 1350 Certifications are appended to this report. There were no reports filed on Form 8-K during the quarter ended December 31, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medical Information Technology, Inc.
(Registrant)

By: Barbara A. Manzolillo, Chief Financial Officer and Treasurer
(Signature)

March 12, 2004
(Date)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 12, 2004.

A. Neil Pappalardo, Chief Executive Officer, Chairman and Director
(Signature)

Lawrence A. Polimeno, Vice Chairman and Director
(Signature)

Roland L. Driscoll, Director
(Signature)

Edward B. Roberts, Director
(Signature)

Morton E. Ruderman, Director
(Signature)

L. P. Dan Valente, Director
(Signature)

--------------------------------------------------------------------------------

APPENDIX B

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2004

Commission file number 0-28092

Medical Information Technology, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Massachusetts
(State or Other Jurisdiction of Incorporation or Organization)

04-2455639
(I.R.S. Employer Identification No.)

Meditech Circle, Westwood, MA
(Address of Principal Executive Offices)

02090
(Zip Code)

781-821-3000
(Registrant's Telephone Number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant is an accelerated filer as defined in Rule 12b-2 of the Exchange Act. Yes [X] No [ ]

There were 34,434,544 shares of Common Stock, $1.00 par value, outstanding at June 30, 2004.

Index to Form 10-Q

Part I - Financial Information

    Item 1 - Financial Statements (Unaudited)

        Balance Sheet as of December 31, 2003 and June 30, 2004         Page 3

        Statement of Income for the Three Months and Six Months
        ended June 30, 2003 and 2004                                    Page 4

        Statement of Cash Flow for the Six Months
        ended June 30, 2003 and 2004                                    Page 5

        Notes To Financial Statements (Unaudited)                       Page 6

    Item 2 - Management's Discussion and Analysis of Financial
    Condition and Results of Operations                                 Page 7

    Item 4 - Controls and Procedures                                    Page 8

Part II - Other Information

    Item 1 - Legal Proceedings                                          Page 8

    Item 2 - Changes in Securities, Use of Proceeds and Issuer
    Purchases of Equity Securities                                      Page 8

    Item 6 - Exhibits and Reports on Form 8-K                           Page 8

Signatures                                                              Page 8

Part I - Financial Information

    Item 1 - Financial Statements (Unaudited)

Balance Sheet (000 omitted):

                                         Dec 31          Jun 30
                                           2003            2004
                                       --------        --------
Cash and equivalents                   $ 18,691        $ 13,041
Marketable securities                   204,192         207,649
Accounts receivable less reserve         30,720          28,466
                                       --------        --------
  Current assets                        253,603         249,156
                                       --------        --------
Computer equipment                        8,710           7,352
Furniture and fixtures                   29,948          27,880
Buildings                               139,670         139,670
Land                                     26,604          26,604
Accumulated depreciation                (64,861)        (64,684)
                                       --------        --------
  Fixed assets                          140,071         136,822
                                       --------        --------
Investments                               8,733           8,613
                                       --------        --------
  Total assets                         $402,407        $394,591
                                       ========        ========

Accounts payable                       $    158        $  2,675
Accrued taxes                             2,600             904
Accrued expenses                         24,066          16,496
Customer deposits                        12,016          12,788
                                       --------        --------
  Current liabilities                    38,840          32,863

Deferred taxes                           11,869           7,650
                                       --------        --------
  Total liabilities                      50,709          40,513
                                       --------        --------
Temporary Equity:
    Redeemable common stock $1.00 par
    value, issued and outstanding
    1,789,593 shares in 2003 and 2004    26,080          25,252
                                       --------        --------
Shareholder Equity:
    Common stock $1.00 par value
    Authorized 35,000,000 shares
    Issued and outstanding 32,431,730
    in 2003 and 32,644,951 in 2004       24,840          31,211
    Unrealized gain on securities        12,202           4,724
    Retained income                     288,576         292,891
                                       --------        --------
  Shareholder equity                    325,618         328,826
                                       --------        --------
  Total liabilities and equity         $402,407        $394,591
                                       ========        ========

Statement of Income (000 omitted):

                          3 Months Ended Jun 30           6 Months Ended Jun 30
                           2003            2004            2003            2004
                        -------         -------        --------        --------
Product revenue         $38,011         $36,457        $ 76,451        $ 73,333
Service revenue          29,500          32,872          58,341          64,796
                        -------         -------        --------        --------
  Total revenue          67,511          69,329         134,792         138,129

Operating, development   28,825          29,459          57,366          57,490
Selling, G & A           13,677          14,770          27,298          30,633
                        -------         -------        --------        --------
  Operating expense      42,502          44,229          84,664          88,123
                        -------         -------        --------        --------
  Operating income       25,009          25,100          50,128          50,006

Other income              4,827           6,401           9,288          11,550
Other expense             1,672           1,822           3,464           3,714
                        -------         -------        --------        --------
  Pretax Income          28,164          29,679          55,952          57,842

State income tax          2,514           2,602           4,964           5,091
Federal income tax        8,439           8,916          16,780          17,542
                        -------         -------        --------        --------
  Income tax             10,953          11,518          21,744          22,633
                        -------         -------        --------        --------
  Net income            $17,211         $18,161        $ 34,208        $ 35,209
                        =======         =======        ========        ========

Statement of Cash Flow (000 omitted):

                                          6 Months Ended Jun 30
                                           2003            2004
                                        -------         -------
Net income                              $34,208         $35,209
Change in accounts receivable             1,497           2,254
Change in depreciation expense            4,304           3,833
Change in accounts payable                2,981           2,517
Change in accrued taxes                  (1,483)         (1,696)
Change in accrued expenses               (6,139)         (7,570)
Change in customer deposits                 529             772
Gain on sales of marketable securities     (233)             --
Net effect of non-cash adjustments        1,340             766
                                        -------         -------
  Net cash from operations               37,004          36,085

Purchase of marketable securities       (29,172)        (15,920)
Sales of marketable securities           17,251              --
Purchase of equipment, furniture
  and fixtures                           (1,374)           (584)
Proceeds from mortgage note receivable      120             120
                                        -------         -------
  Net cash used in investing            (13,175)        (16,384)

Sales of common stock                     5,805           5,544
Dividends paid                          (26,527)        (30,895)
                                        -------         -------
  Net cash used in financing            (20,722)        (25,351)
                                        -------         -------
Net change in cash and equivalents        3,107          (5,650)
Cash and equivalents at beginning        16,907          18,691
                                        -------         -------
  Cash and equivalents at end           $20,014         $13,041
                                        =======         =======
Supplemental Disclosure:
  Change in Temporary Equity            $ 5,225         $  (828)

Notes To Financial Statements (Unaudited):

1. The unaudited financial statements presented herein have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. These statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2003 included in the Company's Form 10-K filed March 11, 2004. The unaudited financial statements presented herein have not been audited by independent accountants in accordance with generally accepted auditing standards, but in the opinion of management such financial statements include all adjustments necessary to summarize fairly the Company's financial position and results of operations.

2. The Company follows the provisions of Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings per Share. SFAS 128 requires reporting both basic and diluted earnings per share (EPS). The Company has no common share equivalents such as preferred stock, warrants or stock options which would dilute EPS. Thus EPS is computed by dividing net income by the weighted average number of common shares outstanding during the applicable period.

Earnings per Share Calculations (in thousands where applicable):

                          3 Months Ended Jun 30           6 Months Ended Jun 30
                           2003            2004            2003            2004
                        -------         -------         -------         -------
Net income              $17,211         $18,161         $34,208         $35,209
Average number of shares 34,141          34,435          34,053          34,328
Earnings per share       $0.50           $0.53           $1.00           $1.03

The average number of shares outstanding during the period reflects the issuance of 263,884 shares in February 2003 and 213,221 shares in March 2004.

3. The Company follows the provisions of Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity including items such as unrealized gains/losses on securities classified as available for sale, foreign currency translation adjustments and minimum pension liability adjustments.
The Company had an unrealized holding gain on marketable securities totaling $11,903 thousand for the six months ended June 30, 2003 and an unrealized holding loss on marketable securities totaling $7,478 thousand for the six months ended June 30, 2004.

4. The Company follows the provisions of Statement of Financial Accounting Standards No. 131 (SFAS 131), Disclosure About Segments of an Enterprise and Related Information. Based on the criteria set forth in SFAS 131 the Company currently operates in one operating segment, medical software and services. The Company derives substantially all of its operating revenue from the sale and support of one group of similar products and services. All of the Company's assets are located within the United States. During the first six months of 2004, 89% of our operating revenue was derived from the United States, 9% from Canada and 2% from other countries.

5. During the month of February from 1997 through 2003, the Company offered and sold shares of its common stock to its staff members in a manner which may not have complied with the registration requirements of certain federal and state securities laws. Assuming such sales did not comply with those requirements, the individuals who purchased such shares in those offerings would currently have the right to return the shares to the Company and obtain a refund equal to the recision amount, as defined below, or if they have sold the stock, to seek from the Company damages, if any, resulting from their purchases.

The recision amount payable to an individual would be equal to the original purchase price, plus 6% interest per annum, less cash dividends received for such shares. Because the dividends received have always exceeded the amount of the interest, the recision amount is less than the original purchase price. In addition, each year since 1997 the sale price for the Company's common stock has increased over that for the prior year. Accordingly, the Company expects none of these individuals to seek recision or damages with respect to such purchases.

The Company intends to make a recision offer to the shareholders described above. The Company has filed a registration statement under the SEC Act of 1933 registering the recision offer, but the recision offer has not yet commenced. The Company expects the recision offer, once commenced, will last approximately 30 days. For the reasons discussed above, the Company expects none of the shareholders to accept the recision offer. The Company believes the recision offer will extinguish its liability, if any, to shareholders for the potential securities law violations described above.

Pending the completion of the recision offer, the right of shareholders to seek recision and receive the recision amount is not completely within the control of the Company. As a result, the shares subject to recision rights are considered and treated as redeemable common stock for financial accounting purposes until such time as the recision rights lapse or are exercised. Therefore the recision amount and the related shares were removed from Shareholder Equity and are currently classified as Temporary Equity. The restatement was made solely to reflect this reclassification and did not affect the Company's previously reported net income, net income per share, assets or liabilities.

The shares of MEDITECH common stock rescinded pursuant to this recision offer, if any, will be cancelled. On the day this recision offer expires MEDITECH intends to transfer Temporary Equity to Shareholder Equity and then to account for any shares so rescinded by reducing the amount so paid from Shareholder Equity.

    Item 2 - Management's Discussion and Analysis of Financial
    Condition and Results of Operations

Comparison of 2nd Quarter 2004 with 2003 (in thousands where applicable):

                                          3 Months Ended Jun 30
                                           2003            2004          Change
                                        -------         -------          ------
Total revenue                           $67,511         $69,329            2.7%
Operating income                         25,009          25,100            0.4%
Net income                               17,211          18,161            5.5%
Average number of shares                 34,141          34,435            0.9%
Earnings per share                       $0.50           $0.53             4.7%
Cash dividends per common share          $0.39           $0.45            15.4%

Total revenue from both existing and new customers increased by $1,818 thousand. It was composed of a $3,372 thousand increase in service revenue offset by a $1,554 thousand decrease in product revenue.

Operating Expense increased by $1,727 thousand or 4.1% due primarily to a greater increase in sales and marketing efforts and to higher software service staff levels along with their associated costs. The result was a $91 thousand increase in operating income.

Other income, net of other expense, increased by $1,424 thousand. This is due primarily to $1,078 thousand in cumulative dividends due since 2001 from Pacific Gas and Electric being paid during the second quarter of 2004 upon emergence from Chapter 11. In addition, in 2003 we incurred a $500 thousand writedown of impaired marketable securities offset by a $233 thousand realized gain on marketable securities, while no such impairments occurred in 2004.

Net income increased by $950 thousand as a result of the disproportionate increase in other income, net of other expense, during the second quarter of 2004.

Comparison of 1st Half 2004 with 2003 (in thousands where applicable):

                                          6 Months Ended Jun 30
                                           2003            2004          Change
                                       --------        --------          ------
Total revenue                          $134,792        $138,129           2.5%
Operating income                         50,128          50,006          (0.2%)
Net income                               34,208          35,209           2.9%
Average number of shares                 34,053          34,328           0.8%
Earnings per share                       $1.00           $1.03            2.1%
Cash dividends per share                 $0.78           $0.90           15.4%

Total revenue from both existing and new customers increased by $3,337 thousand. It was composed of a $6,455 thousand increase in service revenue, less a $3,118 thousand decrease in product revenue.

Operating expense increased by $3,459 thousand or 4.1% due primarily to a greater increase in sales and marketing efforts and to higher software service staff levels along with their associated costs. The result was a $122 thousand decrease in operating income.

Other income, net of other expenses, increased by $2,012 thousand. This is due primarily to $1,078 thousand in cumulative dividends due since 2001 from Pacific Gas and Electric being paid during the second quarter of 2004 upon emergence from Chapter 11. In addition, in 2003 we incurred a $1,000 thousand writedown of impaired marketable securities offset by a $233 thousand realized gain on marketable securities, while no such impairments occurred in 2004.

Net income increased by $1,001 thousand as a result of the disproportionate increase in other income, net of other expense, during the first half of 2004.

Changes in Financial Condition for 1st Half 2004:

At December 31, 2003 the Company reported the net book value of fixed assets to be $140,071 thousand. During the 2nd quarter the Company retired $4,010 thousand of fully depreciated assets and their accumulated depreciation.

At December 31, 2003 the Company had no payroll tax withholding outstanding while $2,182 thousand was outstanding at June 30, 2004. This is the primary reason accounts payable increased by $2,517 thousand during the first six months of 2004.

Accrued expenses decreased by $7.6 million as a result of the payment of $20 million in bonuses applicable to 2003, offset by the accrual of $12.3 million in bonus expenses applicable to 2004.

Deferred taxes decreased by $4.2 million as a result of the reduction in the fair market value of marketable securities held and the resultant reduction in future income tax liabilities associated with this decrease.

Liquidity And Capital Resources (in thousands where applicable):

                                         Dec 31          Jun 30
                                           2003            2004
                                       --------        --------
Cash and equivalents                   $ 18,691        $ 13,041
Total assets                            402,407         394,591
Total liabilities                        50,709          40,513
Temporary equity                         26,080          25,252
Shareholder equity                      325,618         328,826
Outstanding number of shares             34,221          34,435
Net assets per share                    $10.28          $10.28

At June 30, 2004, the Company's cash, cash equivalents and marketable securities totaled $220.7 million. The marketable securities consisted of preferred or common equities and government notes which can easily be converted to cash. Cash flow from operations for the first six months of 2004 was $36.1 million, a decrease of $0.9 million from the first six months of 2003. The decrease was primarily attributable to changes in working capital. The payment of $30.9 million in dividends to shareholders constituted the primary use of cash generated by operating activities during the first half.

MEDITECH has no long-term debt. Net assets at June 30, 2004 totaled $354.1 million. Additions to property, plant and equipment are expected to continue, including new facilities and computer systems for product development, sales and marketing, implementation, service and administrative staff. Management believes existing cash, cash equivalents and marketable securities together with funds generated from operations will be sufficient to meet operating and capital expense requirements.

    Item 4 - Controls and Procedures

An evaluation was conducted under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)14(c) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded the Company's disclosure controls and procedures are, to the best of their knowledge, effective to ensure information requiring disclosure by the Company in reports which it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There were no changes in the Company's internal control over financial reporting occurring during the fiscal quarter covered by this report which have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Part II - Other Information

    Item 1 - Legal Proceedings

On April 18, 2003, a shareholder and former Director of the Company filed a complaint in the Suffolk County, Massachusetts Superior Court against the Company and five of its six Directors. The complaint is summarized in the 2003 annual report on Form 10-K.

    Item 2 - Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

The Company did not repurchase any of its shares of common stock during the second quarter of 2004. However, during the quarter the Medical Information Technology, Inc. Profit Sharing Trust purchased 4,660 shares of the Company's common stock for a total of $122,420 in individual private transactions. Below is a table showing the purchases of common stock by the Trust during each month of the second quarter of 2004.

            # of shares    price paid
             purchased      per share
            -----------    ----------
Apr 2004        none
May 2004       3,400         $26.00
Jun 2004       1,260         $27.00

    Item 6 - Exhibits and Reports on Form 8-K

Exhibit 31, Rule 13a-14(a) Certifications, and Exhibit 32, Section 1350 Certifications, are appended to this report. There were no reports filed on Form 8-K during the quarter ended June 30, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medical Information Technology, Inc.
(Registrant)

July 29, 2004
(Date)

By: Barbara A. Manzolillo, Chief Financial Officer and Treasurer
(Signature)